      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1996

                                                       REGISTRATION NO. 333-2900
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           MECHANICAL DYNAMICS, INC.
             (Exact name of Registrant as specified in its charter)

              MICHIGAN                              5045                             38-2163045
    (State or other jurisdiction        (Primary Standard Industrial              (I.R.S. Employer
 of incorporation or organization)      Classification Code Number)             Identification No.)

                            2301 COMMONWEALTH BLVD.
                           ANN ARBOR, MICHIGAN 48105
                                 (313) 994-3800
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             MICHAEL E. KORYBALSKI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MECHANICAL DYNAMICS, INC.
                            2301 COMMONWEALTH BLVD.
                           ANN ARBOR, MICHIGAN 48105
                                 (313) 994-3800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:

             ALAN STUART SCHWARTZ, ESQ.                             THOMAS W. FURLONG, ESQ.
          HONIGMAN MILLER SCHWARTZ AND COHN                      GRAY CARY WARE & FREIDENRICH
            2290 FIRST NATIONAL BUILDING                          A PROFESSIONAL CORPORATION
               DETROIT, MICHIGAN 48226                                400 HAMILTON AVENUE
                   (313) 256-7800                                 PALO ALTO, CALIFORNIA 94301
                                                                        (415) 328-6561

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE


- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

                                                              PROPOSED          PROPOSED
          TITLE OF EACH CLASS                AMOUNT           MAXIMUM           MAXIMUM          AMOUNT OF
             OF SECURITIES                   TO BE         OFFERING PRICE  AGGREGATE OFFERING    REGISTRATION
           TO BE REGISTERED              REGISTERED(1)      PER SHARE(2)      PRICE(1)(2)          FEE(3)
- ---------------------------------------------------------------------------------------------------------------
Common Stock...........................     2,731,250          $11.00         $30,043,750         $109.00
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------



(1) Includes 356,250 shares subject to an option granted to the Underwriters to cover over-allotments. See "Underwriting."


(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.


(3) Represents the filing fee of $10,360 covering 2,731,250 shares of Common Stock minus the amount of $10,251 paid with the Registration Statement filed on March 29, 1996.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           MECHANICAL DYNAMICS, INC.

                       CROSS REFERENCE SHEET PURSUANT TO
                         ITEM 501(B) OF REGULATION S-K

          ITEM NUMBER IN FORM S-1 AND CAPTION                 LOCATION IN PROSPECTUS
      --------------------------------------------  ------------------------------------------
1.    Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus......  Forepart of Registration Statement; Cross-
                                                      Reference Sheet; Outside Front Cover
                                                      Page
2.    Inside Front and Outside Back Cover Pages of
      Prospectus..................................  Inside Front and Outside Back Cover Pages;
                                                      Additional Information
3.    Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges................  Prospectus Summary; The Company; Risk
                                                      Factors
4.    Use of Proceeds.............................  Prospectus Summary; Use of Proceeds
5.    Determination of Offering Price.............  Outside Front Cover Page; Prospectus
                                                      Summary; Underwriting
6.    Dilution....................................  Dilution
7.    Selling Security Holders....................  Principal and Selling Shareholders
8.    Plan of Distribution........................  Outside Front Cover Page; Prospectus
                                                      Summary; Underwriting
9.    Description of Securities to be
      Registered..................................  Description of Capital Stock; Prospectus
                                                      Summary; Underwriting
10.   Interests of Named Experts and Counsel......  Legal Matters; Experts
11.   Information with respect to the Registrant:
      (a)  Description of Business................  The Company; Business
      (b)  Description of Property................  Properties
      (c)  Legal Proceedings......................  *
      (d)  Market Price of and Dividends on the
           Registrant's Common Equity and Related
           Stockholder Matters....................  Outside Front Cover Page; Risk Factors;
                                                      Certain Transactions; Description of
                                                      Capital Stock; Common Stock Eligible for
                                                      Future Sale
      (e)  Financial Statements...................  Consolidated Financial Statements
      (f)  Selected Financial Data................  Selected Consolidated Financial Data
      (g)  Supplementary Financial Information....  *
      (h)  Management's Discussion and Analysis of
           Financial Condition and Results of
           Operations.............................  Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations
      (i)   Changes in and Disagreements with
            Accountants on Accounting and
            Financial Disclosure..................  *
      (j)   Directors and Executive Officers......  Management
      (k)   Executive Compensation................  Management; Executive Compensation
      (l)   Security Ownership of Certain
            Beneficial Owners and Management......  Principal and Selling Shareholders
      (m)   Certain Relationships and Related
            Transactions..........................  Certain Transactions
12.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.................................  *

- ---------------
* Not applicable or answer is negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, DATED MAY 7, 1996

PROSPECTUS


                                2,375,000 SHARES


                           MECHANICAL DYNAMICS, INC.

                                  COMMON STOCK

       MECHANICAL DYNAMICS, INC. LOGO
                            ------------------------


Of the 2,375,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by Mechanical Dynamics, Inc. ("MDI" or the "Company") and 875,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on The Nasdaq National Market under the symbol "MDII."



After the Offering, the Company's officers, directors and affiliates will beneficially own 39.9% of the Company's Common Stock. See "Principal and Selling Shareholders."


                            ------------------------

      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

================================================================================================
                                             UNDERWRITING                          PROCEEDS
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO        TO SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(3)................         $                $                 $                 $
================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $880,000.


(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 356,250 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Wessels, Arnold & Henderson, L.L.C. ("Wessels, Arnold & Henderson"),
Minneapolis, Minnesota, on or about             , 1996.

Wessels, Arnold & Henderson                      SoundView Financial Group, Inc.

               The date of this Prospectus is             , 1996

[TRADITIONAL DESIGN PHOTO]

[CONCEPT PHOTO]

[DESIGN PHOTO]

[PHYSICAL PROTOTYPE PHOTO]

[FINISHED DESIGN PHOTO]

[VIRTUAL PROTOTYPING PHOTO]

[CONCEPT PHOTO]

[VIRTUAL PROTOTYPING PHOTO]

[DESIGN VERIFICATION PHOTO]

[PHYSICAL PROTOTYPE & TESTING PHOTO]

[FINISHED DESIGN PHOTO]

     Traditionally, an engineering team
would build and test a series of
physical prototypes before arriving at a satisfactory design -- typically a long labor-intensive effort. Using Mechanical
Dynamics' ADAMS(R) software, an
engineering team can cut time from this
process. By modeling and testing their
designs using Mechanical Dynamics'
software, users can quickly examine
multiple design iterations and arrive at a superior design before building physical prototypes.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           VIRTUAL PROTOTYPING FOR
                        VIRTUALLY ANYTHING THAT MOVES


ADAMS(R)
In Industry


AUTOMOTIVE [GRAPHIC]
                                              ADAMS/CAR IS A SPECIAL
TRUCK & BUS [GRAPHIC]                    VERSION OF MECHANICAL DYNAMICS'
                       [GRAPHIC]            SOFTWARE, CUSTOMIZED FOR
OFF-HIGHWAY [GRAPHIC]                            USE IN VEHICLE
                                                  SIMULATION.
MILITARY [GRAPHIC]

RAIL [GRAPHIC]

SHIPBUILDING [GRAPHIC]
                       [GRAPHIC]                      [GRAPHIC]
AIRCRAFT [GRAPHIC]

SPACE [GRAPHIC]

MACHINERY [GRAPHIC]

MECHATRONICS [GRAPHIC]                                ADAMS/RAIL,
                                                        ANOTHER
BIOMECHANICS [GRAPHIC]                             INDUSTRY-SPECIFIC
                       [GRAPHIC]                     PACKAGE, HIGH-
CONSULTING [GRAPHIC]                                LIGHTS FUNCTIONS
                                                    ALREADY FAMILIAR
ENTERTAINMENT [GRAPHIC]                                  TO RAIL
                                                        ENGINEERS.

[GRAPHIC]                               [GRAPHIC]

                                               WHAT USED
                                             TO TAKE WEEKS
[GRAPHIC]                                    OR MONTHS TO
                                            PHYSICALLY MODEL
                                            AND TEST CAN NOW
                                              BE DONE MUCH
[GRAPHIC]          [GRAPHIC]                   FASTER WITH
                                              VIRTUAL PROTO-
                                                 TYPING.

     VIRTUAL
   PROTOTYPING
 LETS USERS VIEW
 THEIR DESIGNS AT
THE SYSTEMS LEVEL    [GRAPHIC]                    [GRAPHIC]
 SO THEY KNOW THE
FULL INTERRELATED
    EFFECTS OF
     MOTION.




                                  [GRAPHIC]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus assumes that (1) the Company's capital structure was restructured as follows: (a) each outstanding share of Preferred Stock was converted into 1.36585 shares of Class A Common Stock (the "Preferred Conversion"); (b) each outstanding share of Class B Common Stock was converted into one share of Class A Common Stock (the "Class B Conversion"); (c) the "Class A" designation on the Common Stock was eliminated; and (d) a 1.5 for 1 share stock split of the Common Stock was completed (the "Stock Split"); and (2) the Underwriters' over-allotment option has not been exercised. See "Underwriting."

                                  THE COMPANY

     Mechanical Dynamics, Inc. ("MDI" or the "Company") is a leader in developing, marketing and supporting virtual prototyping solutions. MDI's virtual prototyping software allows the engineer or designer to design a complete product by simulating, both visually and mathematically, a product in motion. The Company's software products help engineers and designers create optimal designs before the physical testing process begins, improving the engineer's or designer's ability to create a design that will meet or exceed the initial product specifications. MDI's virtual prototyping software can reduce the requirement of building and testing numerous physical prototypes and can lead to significant cost savings as well as critical reductions in time-to-market.

     The traditional product development process consists of the design of a product followed by physical prototyping to test whether the product performs according to design specifications. Physical prototypes are constructed, tested under expected operating conditions to assist the engineer or designer in the visualization and validation of the product in motion and redesigned based on test data. The process is repeated until the performance of the physical prototype is acceptable to the engineer or designer, at which point the design is finalized and full scale production can commence. Companies typically find the physical prototyping process to be costly, time consuming and unreliable.


     MDI's virtual prototyping software simulates the many varied and complex component interactions and operating environments that companies face when designing their products, reducing the need for multiple physical prototypes. The Company's primary software product is the ADAMS Full Simulation Package, which can be used as self-contained software or with additional modules developed by the Company or with third party software. The Company also provides consulting, training and technical support services to assist its customers in integrating the Company's virtual prototyping software into their design and quality control processes.


     MDI's objective is to remain a leader in providing virtual prototyping solutions. The Company intends to maintain its core technology leadership, institutionalize virtual prototyping within companies, address vertical markets with customized packages and leverage its existing customer base and established distribution channels.


     The Company markets its products through direct sales in North America and in Europe, approximately 15 value-added resellers throughout North America, a group of international distributors in over 20 countries and through reselling alliances with certain computer-aided design, computer-aided manufacturing and computer-aided engineering software vendors. The Company's customers are from a wide variety of industries, including automotive, aerospace, electronics, biomechanical, general machinery and automobile racing. The following are customers from each of these categories from whom the Company received the most revenue in 1995: BMW, Borg-Warner Automotive, Inc., Ford Motor Company, The Goodyear Tire & Rubber Company, Lockheed Martin Corp., TRW Inc., Hitachi, Ltd., Mitsubishi Electric Corp., Johnson & Johnson, Komatsu and Williams Grand Prix Engineering, Ltd.


     The Company's principal offices are located at 2301 Commonwealth Blvd., Ann Arbor, Michigan 48105, and its telephone number at that address is (313) 994-3800. The Company can be reached on the World Wide Web at http://www.adams.com.

                                  THE OFFERING


Common Stock offered by the Company......................................  1,500,000 shares
Common Stock offered by the Selling Shareholders.........................  875,000 shares
Common Stock outstanding after the Offering(1)(2)........................  5,379,637 shares
Use of Proceeds..........................................................  For working capital and general corporate purposes.
                                                                           See "Use of Proceeds."
Proposed Nasdaq National Market Symbol...................................  MDII


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  THREE MONTHS
                                                             YEAR ENDED
                                                            DECEMBER 31,                         ENDED MARCH 31,
                                         ---------------------------------------------------    -----------------
                                          1991       1992       1993       1994       1995       1995       1996
                                         -------    -------    -------    -------    -------    ------     ------
                                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenue:
  Software licenses....................  $10,133    $ 8,980    $10,394    $ 9,478    $12,338    $2,688     $3,841
  Services.............................    1,690      2,588      4,480      6,789      8,918     1,957      2,207
                                         -------    -------    -------    -------    -------    ------     ------
         Total revenue.................   11,823     11,568     14,874     16,267     21,256     4,645      6,048
Gross profit...........................   10,671     10,013     12,194     11,859     15,334     3,264      4,487
Operating income (loss)................      667       (281)     1,804        635      1,666       194        573
Net income (loss)......................  $   277    $  (686)   $ 1,354    $   450    $ 1,381    $  163     $  371
Accretion of value of warrants.........       --         --         --        664        234        51         --
Net income (loss) available to common
  shareholders.........................  $   277    $  (686)   $ 1,354    $  (214)   $ 1,147    $  112     $  371
                                         =======    =======    =======    =======    =======    ======     ======
Pro forma net income (loss) per common
  share(2).............................  $  0.09    $ (0.20)   $  0.38    $ (0.06)   $  0.30    $ 0.03     $ 0.10
                                         =======    =======    =======    =======    =======    ======     ======
Pro forma weighted average common and
  common equivalent shares(2)..........    3,241      3,438      3,576      3,694      3,850     3,823      3,879


                                                                        MARCH 31, 1996
                                                          ------------------------------------------
                                                                                        PRO FORMA
                                                          ACTUAL     PRO FORMA(2)     AS ADJUSTED(3)
                                                          ------     ------------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash....................................................  $1,518        $1,518           $ 14,588
Total assets............................................   9,609         9,609             22,679
Long-term debt, less current portion....................      --            --                 --
Redeemable common stock.................................     859           859                334
Total shareholders' equity..............................   1,776         1,776             15,371


- ---------------

(1) Based on the number of shares outstanding as of March 31, 1996. Does not include 76,671 shares issuable upon exercise of outstanding stock options, at exercise prices ranging from $0.25 to $0.93 per share, with a weighted average exercise price of $0.80 per share, under the Company's 1995 Amended and Restated Stock Purchase Plan and the Company's 1993 Stock Option Plan. All but 7,500 shares subject to options are immediately exercisable. The remaining 7,500 shares subject to options will become exercisable in April 1997. In April 1996, all four non-employee directors of the Company each received options to purchase 5,000 shares of the Company's Common Stock at an exercise price equal to the per share price to the public in connection with the Offering. These options all become fully exercisable and fully vested in April 1997 and expire in April 2001. In addition, in April 1996, 43 employees of the Company were granted options to purchase an aggregate of 82,500 of the Company's Common Stock. These options all become fully exercisable and fully vested in April 1997 at $9.00 per share and expire in April 2001.


(2) Assumes completion of (i) the Preferred Conversion, (ii) the Class B Conversion, and (iii) the Stock Split. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.


(3) Adjusted to give effect to (i) the sale by the Company of the 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom and (ii) the termination of redemption privileges for 65,644 shares of redeemable common stock upon the sale of this stock in the Offering. These shares were received by the holder in connection with the acquisition of certain European subsidiaries. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus.

     POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly operating results have in the past varied and may vary in the future depending on factors such as mix of direct and indirect sales, product mix, service mix, increased competition, size and timing of significant orders, seasonal factors and budgeting cycles of customers, product releases and pricing changes by the Company or its competitors, timing of new product announcements, market acceptance or delays in the introduction of new or enhanced versions of the Company's products and general economic conditions. A significant portion of the Company's revenue in recent quarters has been derived from sales to a limited number of customers, and the Company currently anticipates that future quarters will continue to reflect this trend. In addition, like many software companies, the Company has generally recognized a substantial portion of its revenue in the last month of each quarter, with this revenue concentrated in the last weeks of the quarter. Accordingly, the cancellation or deferral of even a small number of purchases of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may fail to keep pace or even decline. The Company's quarterly operating results have also fluctuated as a result of seasonality of customer buying patterns. Revenue is typically lower or constant in the first quarter of the year in relation to the previous year's last quarter due primarily to budgeting cycles of customers. The Company's third quarter revenue is also typically lower or constant in relation to the second quarter of the year due to the decreased level of sales from its European operations in the third quarter. Revenue from quarter to quarter is difficult to forecast, as minimal order backlog exists at the end of any quarter because the Company's products typically are shipped and revenue recognized promptly after receipt of customers' orders. The Company's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. In particular, net income may be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to grow in future periods, that it will be able to sustain its historical rate of revenue growth or that its operations will remain profitable. As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of the Company's Common Stock. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."


     DEPENDENCE ON ADAMS(R). The Company's revenue has in the past been, and is expected in the future to be, derived almost exclusively from its ADAMS Full Simulation Package software product, related software products and consulting and maintenance services related to these software products. In the future, the Company intends to offer additional products as part of its ADAMS software product line. Accordingly, a decline in demand for ADAMS software and services would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Products" and "-- Services."



     DEPENDENCE ON GROWTH OF VIRTUAL PROTOTYPING MARKET; ACCEPTANCE OF THE COMPANY'S PRODUCTS. The Company's products address the market for virtual prototyping software. Because this market is relatively new and evolving, it is difficult to assess or predict with any assurance the growth rate, if any, and size of this market. Also, as is typical in the case of a new and evolving industry, demand and market acceptance for virtual prototyping software products and services are subject to a high level of uncertainty. The Company's future financial performance will depend in large part on growth in the virtual prototyping market and upon its ability to successfully market its ADAMS products and services. There can be no assurance the virtual prototyping market will grow in the future or that the Company's products and services will achieve wider market acceptance. There are certain prototyping applications to which the Company's products may not provide an effective solution due to limitations in the capabilities of the Company's products and, as such, the

Company's products may not be accepted by certain customers. If the virtual prototyping market fails to grow or grows more slowly than anticipated, or if the Company's products do not achieve significant market acceptance, the Company's business, financial condition and results of operations will be materially adversely affected. See "Business."


     DEPENDENCE UPON AUTOMOTIVE INDUSTRY. The Company's business is dependent upon the automotive industry, which is highly cyclical. In 1993, 1994, 1995 and the three months ended March 31, 1996, the percentages of the Company's total revenue from sales to automotive-related markets were approximately 51.4%, 52.2%, 50.7% and 50.6%, respectively. Ford Motor Company accounted for approximately 16.1%, 13.4%, 13.2% and 11.1% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. No other customer accounted for greater than 10% of the Company's total revenue in such periods. Segments of the auto industry, in each of the United States, Europe and Japan, have from time to time experienced significant economic downturns characterized by decreased product demand, reductions in capital expenditures, production over-capacity, price erosion, work slowdowns and layoffs. The Company's operations may in the future reflect substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     INTERNATIONAL SALES AND OPERATIONS. International revenue (i.e., revenue from sales outside of North America) represented approximately 53.1%, 54.4%, 62.7% and 65.3% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company expects that international sales will continue to account for a significant portion of its total revenue in future periods. The Company intends to continue to expand its operations outside of the United States, which will require significant management attention and financial resources. International operations are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and taxes, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, compliance with applicable export licensing requirements and other trade barriers and political and economic instability. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in the Company's results of operations. The Company does not currently engage in hedging transactions. In addition, if for any reason exchange or price controls or other restrictions on foreign currencies were imposed, the Company's business, financial condition and results of operations could be materially adversely affected. The Company generally prices its products in Europe and Japan in local currencies and in U.S. dollars in other countries. Currency exchange fluctuations in countries in which the Company licenses its products in U.S. dollars could have a material adverse effect on the Company's business, financial condition and results of operations by resulting in pricing that is not competitive with products priced in local currencies. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. Because the Company's software products are used by manufacturers to design systems and are not embedded in manufacturers' products, the Company does not currently intend to qualify under ISO 9000. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international operations and sales and, consequently, on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Sales and Marketing."


     COMPETITION. The markets for the Company's products and services are highly competitive and subject to rapid change. The Company believes the principal competitive factors in this market are product quality, ease of use, quality of support, performance and price, functionality and features, ease of integration with customers' design processes, strategic alliances and vendor and product reputation. In general, the Company's current competition comes from two sources: other virtual prototyping software vendors, including Parametric Technology Corporation ("PTC"), and the internal software development groups of its current or potential customers. Many companies have their own internal software development groups that historically have developed their own software design tools. This has required the Company and other vendors to compete against these internal groups to sell their products into these companies. A number of the Company's competitors have longer operating histories, greater financial, technical, sales, marketing and other resources, greater name recognition, more extensive distribution and sales networks and a larger, more established customer bases. Among the Company's current and potential competitors are also a number of large hardware and software companies that may develop or acquire products that compete with the Company's products. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not have a material adverse effect the Company's business, financial condition and results of operations. See "Business -- Competition."

     DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE. The virtual prototyping industry is characterized by rapid technological changes, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Consequently, to maintain its competitive position, the Company must enhance its existing software products and develop and introduce new products on a timely basis. In addition, in order to maintain and broaden the market for its software products, the Company must support a variety of computer systems and graphics devices. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new or enhanced products, or that such new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, financial condition and results of operations would be materially and adversely affected. See
"Business -- Products," "-- Services," "-- Competition" and "-- Research and Development."

     DEPENDENCE UPON DISTRIBUTORS AND SALES REPRESENTATIVES. The Company relies primarily on distributors and sales representatives for licensing and support of its products outside of North America and Europe ("Third Party Sellers"). Prior to the Company's acquisition of its European distributors in April 1994, the Company relied upon Third Party Sellers in Europe for licensing and support of its products. Third Party Sellers accounted for approximately 53.1%, 29.2%, 25.9% and 28.7% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company's Japanese distributor, Information Services International-Dentsu, Ltd. ("ISI-Dentsu"), accounted for approximately 29.4%, 20.7%, 19.3% and 21.3% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. There can be no assurance that in the future the Company's current Third Party Sellers will choose or be able to market or service and support the Company's products effectively, that economic conditions or industry demand will not adversely affect Third Party Sellers or that such Third Party Sellers will not devote greater resources to marketing and supporting products of other companies. Additionally, because the Company's products are typically used by skilled professionals, in order to be effective, a Third Party Seller must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of Third Party Sellers possess such resources. The loss of, or a significant reduction in revenue from, a Third Party Seller could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     DEPENDENCE ON KEY PERSONNEL; MANAGEMENT OF EXPANDING OPERATIONS. The Company's success depends in large part upon the continued service of its key technical and senior management personnel. The Company's success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified personnel in the future. If the Company is unable to hire the necessary technical personnel, the development of new products could be impaired. The Company's inability to attract, assimilate or retain personnel in the future on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's ability to manage expanded operations successfully will require the Company to continue to improve its operational, management and financial systems and controls, and to continue to train and manage its employees. There can be no assurance that the Company will be able to do so successfully. Failure to manage such expanded operations could have a material adverse effect upon the Company's business, financial condition and results of operations. A portion of the Company's consulting services is provided pursuant to fixed fee contracts, rather than time and materials contracts. From time to time the Company has incurred losses in connection with fixed price contracts. If the Company underestimates the expenses required to perform under fixed fee contracts, it could incur losses on these contracts. The Company has not incurred a material loss from underestimating the expenses on any fixed fee contract during 1993, 1994, 1995 or the three months ended March 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."


     LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY
RIGHTS. The Company's success depends in large part upon its proprietary software technology. The Company currently relies on trade secret, copyright and trademark laws, and license agreements with all of its customers to protect its proprietary rights in its software products. The Company also ships its software with either an encoded password scheme or a security device. The Company's software copies are locked to a specific central processing unit and contain codes that prohibit the user from running the software after a certain date. The Company generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. The Company generally does not license or release the source code for its proprietary software to third parties. Despite these precautions, there can be no assurance that a third party will not copy or otherwise obtain and use the Company's products or technology without authorization, or develop similar or superior technology independently. The Company distributes demonstration copies of its products in North America, Europe and Japan pursuant to "shrink-wrap" licenses. There can be no assurance that such licenses are enforceable. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that its products do not infringe on the proprietary rights of third parties, and although the Company has received no communications from third parties alleging the infringement of the proprietary rights of such parties, there can be no assurance that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into costly litigation. Irrespective of the validity or the successful assertion of such claims, any such litigation could result in substantial costs and a significant diversion of management's attention and resources, and these consequences as well as any adverse judgment that might be rendered could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any claims or actions are asserted against the Company, the Company may choose or be required to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available upon reasonable terms or at all. See "Business -- Proprietary Rights."

     DEPENDENCE UPON THIRD PARTY LICENSING. Certain technology used by the Company's products is licensed from third parties, generally on a nonexclusive basis. The Company believes that there are alternative sources for each of the material components of technology licensed by the Company from third parties. However, the termination of any of such licenses, the failure of the third party licensors to adequately maintain or update their products or substantial increase in the license fee associated with such licenses could result in delay in the Company's ability to deliver certain of its products while it seeks to implement technology offered by alternative sources and may adversely affect the Company's business, financial condition and results of operations. Any required replacement licenses could prove costly. Also, any such delay, to the extent it becomes extended or occurs at or near the end of a quarter, could result in a material adverse effect on the Company's quarterly results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on reasonable terms or at all. See "Business -- Proprietary Rights."


     RISK OF PRODUCT DEFECTS. Software products as complex as those offered by the Company may contain defects or failures that may be detected at any point in the products' life cycle. The Company has in the past discovered software defects in certain of its products. The Company's standard warranty provides that if the software does not function to published specifications, the Company will, within a limited time period following delivery, use its best efforts to repair or replace the defective software without charge. To date, the Company has not experienced significant technical errors or other product performance issues and warranty costs have been insignificant. There can be no assurance that, despite testing by the Company, errors will not be found in current or new products after commencement of commercial shipments, resulting in injury to the Company's reputation, increased warranty and service costs, loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations.



     CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS. Immediately following this Offering, the directors and executive officers of the Company, as a group, will beneficially own approximately 39.8% of the outstanding shares of the Company's Common Stock (37.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, the directors and executive officers, if acting together, will have the ability to control the affairs of the Company, including the election of a majority of the directors and, except as otherwise provided by law, other matters submitted to a vote of the shareholders. A significant disposition of stock by such persons, whether voluntary or otherwise, could result in a transfer of control of the Company to a third party.



     SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON PRICE OF COMMON STOCK. Sales of substantial amounts of Common Stock in the public market after the Offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. Of the 5,379,637 shares to be outstanding after the Offering, the 2,375,000 shares of Common Stock offered hereby will be freely tradeable without restriction in the public market unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,004,637 shares will be "restricted securities" as such term is defined in Rule 144 ("Restricted Securities"). Restricted Securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act. Pursuant to certain "lock-up" agreements, certain of the Company's shareholders and employees and all of its executive officers and directors, who collectively hold an aggregate of approximately 2,746,816 shares, have agreed not to offer, sell or otherwise dispose of any of their Restricted Securities for a period of 180 days from the date of this Prospectus. The Company has also entered into an agreement with the representatives of the Underwriters that it will not offer, sell or otherwise dispose of Common Stock for a period of 180 days from the date of this Prospectus other than pursuant to existing stock option plans. Wessels, Arnold & Henderson, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. As a result of these securities law restrictions and lock-up agreements, the following Restricted Securities will be eligible for sale in the public market following this Offering: (i) 6,000 shares will become saleable immediately following the Offering pursuant to Rule 144(k); (ii) 118,426 shares commencing on the date 90 days after the date of this Prospectus; (iii) 2,746,816 shares commencing on the date 180 days after the date of this Prospectus; and (iv) 133,395 shares will become saleable, subject to various restrictions under Rule 144, beginning June 1997. The Company intends to file one or more registration statements on Form S-8 after the date of this Prospectus to register the 850,000 shares of Common Stock reserved for issuance under its Employee Stock Purchase Plan, 1996 Stock Incentive Plan for Key Employees and Non-Employee Director Stock Option Plan as well as the 76,761 shares subject to options under the Company's 1995 Amended and Restated Stock Purchase Plan and the 1993 Stock Option Plan. See "Common Stock Eligible for Future Sale" and "Underwriting."

     EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Articles of Incorporation (the "Restated Articles") and Restated Bylaws, and of Michigan law, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company through either a tender offer or a proxy contest for the election of directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Restated Articles and the Restated Bylaws contain provisions which (i) classify the Board of Directors into three classes as nearly equal in numbers as possible, and provide that each director, after an interim arrangement, will serve for three years with directors in only one class being elected each year, and (ii) upon the closing of the sale of the shares of Common Stock offered pursuant to this Prospectus, permit the Board of Directors to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares and the voting powers and all other rights and preferences of any such series, without any further vote or action by the Company's shareholders. In particular, the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The approval by at least 80% of the outstanding shares of the Company's voting stock is required to amend or repeal the provision in the Restated Articles for the classified Board of Directors. In addition, the Company's Restated Bylaws provide that: (i) special meetings of shareholders may be called by the Chief Executive Officer, the Board of Directors or a majority of the shareholders entitled to vote at the meeting; and (ii) directors may be removed only with cause, by a vote of the holders of a majority of the shares entitled to vote at an election of directors. All of the above-described provisions may have the effect of delaying or preventing a change of control, which could adversely affect the market price of the Company's Common Stock. Chapters 7A and 7B of the Michigan Business Corporation Act (the "MBCA") may affect attempts to acquire control of the Company. In general, under Chapter 7A of the MBCA, business combinations between a Michigan corporation and a holder of 10% or more of the corporation's stock can only be consummated if approved by a supermajority of each class of the corporation's shares entitled to vote. Under Chapter 7B of the MBCA, the acquisition of voting control of a Michigan corporation requires the approval of a majority of the pre-acquisition disinterested shareholders. See "Description of Capital Stock."

     NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the shares offered pursuant to this Prospectus will develop or be sustained after the Offering. The initial public offering price will be determined by negotiation between the Company and the Underwriters based upon several factors and may not be indicative of future market prices. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations, the introduction of new products or pricing changes by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has sometimes occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a significant diversion of management's attention and resources, and could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities. See "Underwriting."

     DILUTION; NO DIVIDENDS. The estimated initial public offering price is substantially higher than the net tangible book value per share of the Company's Common Stock. Investors participating in this Offering will therefore incur immediate, substantial dilution. To the extent outstanding options to purchase the Company's Common Stock are exercised or further stock is issued by the Company at prices less than the then current book value, there will be further dilution. The Company has not declared or paid cash dividends since converting from an S corporation under Subchapter S of the Internal Revenue Code (the "Code") in the late 1970's. See "Dilution" and "Dividend Policy."

                                  THE COMPANY


     Since the Company was incorporated in Michigan in 1977, the Company has developed, marketed and supported virtual prototyping solutions. On April 1, 1994, the Company acquired five European entities that previously had distributed the Company's products in Europe and are now wholly-owned subsidiaries: Mechanical Dynamics GmbH, a German corporation; Mechanical Dynamics Sarl, a French corporation; Mechanical Dynamics International Ltd., a United Kingdom corporation; Mechanical Dynamics Sweden AB, a Swedish corporation; and Mechanical Dynamics Italy srl, an Italian corporation. Mechanical Dynamics Italy srl owns a majority interest in MEC.Design srl, an Italian corporation. Pursuant to the terms of the acquisition of the European subsidiaries, the Company paid to the subsidiaries' shareholders stock of the Company as well as cash. See Note 2 of Notes to Consolidated Financial Statements.



     ADAMS(R) and the Company's logo are registered trademarks of the Company. ADAMS/Android, ADAMS/Animation, ADAMS/Car, ADAMS/Driver, ADAMS/FEA, ADAMS/IGES, ADAMS/Linear, ADAMS/Rail, ADAMS/Solver, ADAMS/Tire, ADAMS/Vehicle, ADAMS/View and MECHANISM/Pro are trademarks of the Company. All rights reserved. All other trade names and trademarks appearing in this Prospectus are the property of their respective holders.


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share are estimated to be $13.1 million (approximately $16.4 million if the Underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."


     The Company expects to use the net proceeds of the Offering for working capital and other general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or otherwise to obtain the right to use complementary technologies which broaden or enhance the Company's current product offerings. There are no current agreements or negotiations with respect to any acquisitions, investments or other transactions. As of the date of the Prospectus, the Company has no specific plans as to the use of the net proceeds from this Offering and will have broad discretion in the application of the proceeds. Pending any such uses, the net proceeds will be invested in interest bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid cash dividends on its Common Stock since converting from an S corporation under Subchapter S of the Code in the late 1970's. The Company currently intends to retain the earnings from operations for use in the operation and expansion of its business and does not anticipate paying cash dividends with respect to the Common Stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1996 (i) on an actual basis, (ii) on a pro forma basis to give effect to the Preferred Conversion, the Class B Conversion and the elimination of the Class A designation, and (iii) on a pro forma as adjusted basis to give effect to the termination of redemption privileges for 65,644 shares of redeemable common stock upon the sale of this stock being sold in this Offering. These shares were received by the holder in connection with the acquisition of certain European subsidiaries. Also, the receipt by the Company of the net proceeds from the sale of the 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.



                                                                           MARCH 31, 1996
                                                                  --------------------------------
                                                                  ACTUAL   PRO FORMA   AS ADJUSTED
                                                                  ------   ---------   -----------
                                                                           (IN THOUSANDS)
Redeemable common stock:
  Redeemable common stock, 107,329 shares actual and pro forma,
     41,685 shares as adjusted(1)...............................  $  859    $   859      $   334
Shareholders' equity:
  Convertible preferred stock:
     shares authorized -- 1,000,000 actual, pro forma, and as
     adjusted shares issued and outstanding -- 354,932 actual,
     no shares pro forma and as adjusted........................     265         --           --
  Common stock:
     shares authorized -- 15,000,000 actual, pro forma and as
     adjusted shares issued and outstanding -- 3,287,550 actual,
     3,772,308 pro forma, 5,337,952 as adjusted(2)..............       9        900       14,495
  Additional paid-in capital....................................     626         --           --
  Retained earnings.............................................     846        846          846
  Cumulative translation adjustment.............................      30         30           30
                                                                  ------     ------      -------
     Total shareholders' equity.................................   1,776      1,776       15,371
                                                                  ------     ------      -------
     Total capitalization.......................................  $2,635    $ 2,635      $15,705
                                                                  ======     ======      =======


- ---------------
(1) See Note 2 of Notes to Consolidated Financial Statements.


(2) Based on the number of shares outstanding as of March 31, 1996. Does not include 76,671 shares issuable upon exercise of outstanding stock options at exercise prices ranging from $0.25 to $0.93 per share, with a weighted average exercise price of $0.80 per share, under the Company's 1995 Amended and Restated Stock Purchase Plan and the Company's 1993 Stock Option Plan. All but 7,500 shares subject to options are immediately exercisable. The remaining 7,500 shares subject to options will become exercisable in April 1997. In April 1996, all four of non-employee directors of the Company each received options to purchase 5,000 shares of the Company's Common Stock at an exercise price equal to the per share price to the public in connection with the Offering. These options all become fully exercisable and fully vested in April 1997 and expire in April 2001. In addition, in April 1996, 43 employees of the Company were granted options to purchase an aggregate of 82,500 shares of the Company's Common Stock. These options all become fully exercisable and fully vested in April 1997 at $9.00 per share and expire in April 2001.

                                    DILUTION

     As of March 31, 1996, the Company had a pro forma net tangible book value of approximately $1.5 million or $0.38 per share of Common Stock. "Pro forma net tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock and redeemable Common Stock outstanding, including shares of Common Stock resulting from the Preferred Conversion and the Class B Conversion. Without taking into account any other changes in pro forma net book value after March 31, 1996, other than to give effect to the receipt by the Company of the estimated net proceeds from the sale of 1,500,000 shares of Common Stock offered by the Company hereby at the assumed initial public offering price of $10.00 per share, the pro forma net tangible book value of the Company as of March 31, 1996 would have been approximately $14.6 million or $2.71 per share. This represents an immediate increase in net tangible book value of $2.33 per share to existing shareholders and an immediate dilution of $7.29 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price per share.....................            $10.00
      Pro forma net tangible book value per share before the Offering...  $0.38
      Increase per share attributable to new investors..................  $2.33
                                                                          -----
    Pro forma net tangible book value per share after the Offering......            $ 2.71
                                                                                    ------
    Dilution per share to new investors.................................            $ 7.29
                                                                                    ======

     The following table summarizes on a pro forma basis, as of March 31, 1996, the difference between existing shareholders and the purchasers of Common Stock in this Offering (at the assumed initial public offering price of $10.00 per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid (before deducting underwriting discounts and commissions and estimated offering expenses):

                                            SHARES PURCHASED         TOTAL CONSIDERATION
                                         -----------------------   ------------------------   AVERAGE PRICE
                                          NUMBER     PERCENT (%)   AMOUNT($)    PERCENT (%)   PER SHARE($)
                                         ---------   -----------   ----------   -----------   -------------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Existing shareholders(1)...............  3,879,637       72.1         1,827         10.9            0.47
New investors(1).......................  1,500,000       27.9        15,000         89.1           10.00
                                         ---------      -----        ------        -----
          Total........................  5,379,637      100.0        16,827        100.0
                                         =========      =====        ======        =====

- ---------------

(1) Sales by Selling Shareholders in this Offering will reduce the number of shares held by existing shareholders to 3,004,637 or approximately 55.9% of the total number of shares of Common Stock to be outstanding following the Offering (approximately 52.4% if the Underwriters' over-allotment option is exercised in full) and will increase the number of shares held by new investors to 2,375,000 or approximately 44.1% of the total number of shares of Common Stock to be outstanding following the Offering (2,731,250 shares or approximately 47.6% if the Underwriters' over-allotment option is exercised in full).



     Other than as noted above, the foregoing computations assume that no stock options have been exercised after March 31, 1996. As of March 31, 1996, options to purchase 76,671 shares of Common Stock were outstanding with a weighted average exercise price of $0.80 per share. All but 7,500 shares subject to options are immediately exercisable. The remaining 7,500 shares subject to options will become exercisable in April 1997. In addition, in April 1996, 43 employees of the Company were granted options to purchase an aggregate of 82,500 of the Company's Common Stock. These options all become fully exercisable and fully vested in April 1997 at $9.00 per share and expire in April 2001. To the extent these options are exercised, there will be further dilution to new investors. See "Management" and Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statements of income data for the years ended December 31, 1993, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994 and 1995 presented below are derived from the Company's Consolidated Financial Statements audited by Arthur Andersen LLP and included elsewhere in this Prospectus. The selected consolidated financial data for each of the two years ended December 31, 1991 and 1992 and as of December 31, 1991, 1992 and 1993 have been derived from unaudited financial statements of the Company not included herein. The selected consolidated financial data set forth below for the three months ended March 31, 1995 and 1996 and as of March 31, 1996 have been derived from unaudited financial statements that, in management's opinion, include all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the financial condition and results of operations for such periods and dates. The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of results to be expected for the full fiscal year. Historical results are not necessarily indicative of future results. The data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                             YEAR ENDED                        THREE MONTHS
                                                            DECEMBER 31,                      ENDED MARCH 31,
                                           -----------------------------------------------   -----------------
                                            1991      1992      1993      1994      1995      1995       1996
                                           -------   -------   -------   -------   -------   ------     ------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenue:
  Software licenses......................  $10,133   $ 8,980   $10,394   $ 9,478   $12,338   $2,688     $3,841
  Services...............................    1,690     2,588     4,480     6,789     8,918    1,957      2,207
                                           -------   -------   -------   -------   -------   ------     ------
         Total revenue...................   11,823    11,568    14,874    16,267    21,256    4,645      6,048
Cost of revenue:
  Software licenses......................      133       134       142       570       728      219        200
  Services...............................    1,019     1,421     2,538     3,838     5,194    1,162      1,361
                                           -------   -------   -------   -------   -------   ------     ------
         Total cost of revenue...........    1,152     1,555     2,680     4,408     5,922    1,381      1,561
                                           -------   -------   -------   -------   -------   ------     ------
Gross profit.............................   10,671    10,013    12,194    11,859    15,334    3,264      4,487
Operating expenses:
  Sales and marketing....................    6,150     6,137     6,523     6,465     8,118    1,838      2,344
  Research and development...............    2,614     2,810     2,107     2,442     2,940      675        886
  General and administrative.............    1,240     1,347     1,760     2,317     2,610      557        684
                                           -------   -------   -------   -------   -------   ------     ------
         Total operating expenses........   10,004    10,294    10,390    11,224    13,668    3,070      3,914
                                           -------   -------   -------   -------   -------   ------     ------
Operating income (loss)..................      667      (281)    1,804       635     1,666      194        573
Other income (expense)...................     (187)     (209)     (115)       27         9        3          1
                                           -------   -------   -------   -------   -------   ------     ------
Income (loss) before income taxes and
  cumulative effect of accounting
  change.................................      480      (490)    1,689       662     1,675      197        574
Provision for income taxes...............      203       196       496       212       294       34        203
                                           -------   -------   -------   -------   -------   ------     ------
Income (loss) before cumulative effect of
  accounting change......................      277      (686)    1,193       450     1,381      163        371
Cumulative effect of change in accounting
  for income taxes.......................       --        --       161        --        --       --         --
                                           -------   -------   -------   -------   -------   ------     ------
Net income (loss)........................  $   277   $  (686)  $ 1,354   $   450   $ 1,381   $  163     $  371
                                           =======   =======   =======   =======   =======   ======     ======
Accretion of value of warrants...........       --        --        --       664       234       51         --
Net income (loss) available to common
  shareholders...........................  $   277   $  (686)  $ 1,354   $  (214)  $ 1,147   $  112     $  371
Pro forma net income (loss) per
  common share...........................  $  0.09   $ (0.20)  $  0.38   $ (0.06)  $  0.30   $ 0.03     $ 0.10
                                           =======   =======   =======   =======   =======   ======     ======
Pro forma weighted average common and
  common equivalent shares...............    3,241     3,438     3,576     3,694     3,850    3,823      3,879
                                           =======   =======   =======   =======   =======   ======     ======


                                                            DECEMBER 31,                          MARCH 31,
                                           -----------------------------------------------   -----------------
                                            1991      1992      1993      1994      1995           1996
                                           -------   -------   -------   -------   -------   -----------------
CONSOLIDATED BALANCE SHEET DATA:
Cash.....................................  $   273   $    19   $    60   $   817   $ 1,141        $1,518
Total assets.............................    3,229     2,441     4,626     7,334     9,338         9,609
Long-term debt, less current portion.....      701       395        67        79        --          --
Redeemable stock.........................       --        --        --     1,191       859           859
Shareholders' equity (deficit)...........     (957)   (1,627)     (236)      (77)    1,334         1,776

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     MDI is a leader in developing, marketing and supporting virtual prototyping solutions. MDI's virtual prototyping software allows the designer or engineer to design a complete product by simulating, both visually and mathematically, a product in motion.


     The Company's principal software product, ADAMS Full Simulation Package, is used by customers to simulate mechanical systems. The Company's software products also include a number of modular packages for use with ADAMS Full Simulation Package, including ADAMS/Car and ADAMS/Rail. These modular packages are designed to address specific market applications. In addition to revenue from software licenses, the Company also generates revenue from services including consulting, maintenance, training and funded research and development services. The Company's revenue has in the past been, and is expected in the future to be, derived almost exclusively from its ADAMS Full Simulation Package and related software products and services. In each of 1993, 1994, 1995 and the three months ended March 31, 1996, ADAMS-related revenue comprised substantially all of the Company's revenue. Because the Company intends to continue to offer additional products as part of the ADAMS product line, a decline in the demand for ADAMS could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on ADAMS," "Business -- Products" and "-- Services."


     The Company's revenue consists of software licenses revenue and services revenue. Software licenses revenue consists primarily of license fees for the Company's software products and, to a much lesser extent, license fees from other companies' software products licensed through the Company's European subsidiaries. Revenue under paid-up software licensing agreements, including licenses generated through distributors, is recognized when a customer contract is fully executed and the software is delivered. Revenue under annual software licensing agreements is deferred and amortized over the terms of the agreements. In either instance, revenue is recognized only when no significant remaining obligations to the customer exist. Services revenue consists of revenue from software maintenance agreements as well as consulting, training, and funded research and development. Revenue related to advance payments received under software maintenance agreements is deferred and amortized over the terms of the agreements. Revenue from other services is recognized upon performance of the service.

     The Company's business is dependent upon the automotive industry, which is highly cyclical. In 1993, 1994, 1995 and the three months ended March 31, 1996, the percentages of the Company's total revenue from sales to automotive-related markets were approximately 51.4%, 52.2%, 50.7% and 50.6%, respectively. Ford Motor Company accounted for approximately 16.1%, 13.4%, 13.2% and 11.1% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. No other customer accounted for greater than 10% of the Company's total revenue in such periods. Segments of the auto industry, in each of the United States, Europe and Japan, have from time to time experienced significant economic downturns characterized by decreased product demand, reductions in capital expenditures, production over-capacity, price erosion, work slowdowns and layoffs. The Company's operations may in the future reflect substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Automotive Industry."

     International revenue (i.e., revenue from sales outside of North America) represented approximately 53.1%, 54.4%, 62.7% and 65.3% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company expects that international sales will continue to account for a significant portion of its total revenue in future periods. The Company intends to continue to expand its operations outside of the United States, which will require significant management attention and financial resources. International operations are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and taxes, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, compliance with applicable export licensing requirements and other trade barriers and political and economic instability. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in the Company's results of operations. The Company does not currently engage in hedging transactions. In addition, if for any reason exchange or price controls or other restrictions on foreign currencies were imposed, the Company's business, financial condition and results of operations could be materially adversely affected. The Company generally prices its products in Europe and Japan in local currencies and in U.S. dollars in other countries. Currency exchange fluctuations in countries in which the Company licenses its products in U.S. dollars could have a material adverse effect on the Company's business, financial condition and results of operations by resulting in pricing that is not competitive with products priced in local currencies. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. Because the Company's software products are used by manufacturers to design systems and are not embedded in manufacturers' products, the Company does not currently intend to qualify under ISO 9000. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international operations and sales and, consequently, on the Company's business, financial condition and results of operations. See "Risk Factors -- International Sales and Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company relies primarily on Third Party Sellers for licensing and support of its products outside of North America and Europe. Prior to the Company's acquisition of its European distributors in April 1994, the Company relied upon Third Party Sellers in Europe for licensing and support of its products. Third Party Sellers accounted for approximately 53.1%, 29.2%, 25.9% and 28.7% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company's Japanese distributor, ISI-Dentsu, accounted for approximately 29.4%, 20.7%, 19.3% and 21.3% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. There can be no assurance that in the future the Company's current Third Party Sellers will choose or be able to market or service and support the Company's products effectively, that economic conditions or industry demand will not adversely affect Third Party Sellers or that such Third Party Sellers will not devote greater resources to marketing and supporting products of other companies. Additionally, because the Company's products are typically used by skilled professionals, in order to be effective, a Third Party Seller must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of Third Party Sellers possess such resources. The loss of, or a significant reduction in revenue from, a Third Party Seller could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence Upon Distributors and Sales Representatives."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of revenue represented by certain line items from the Company's Consolidated Statements of Income.

                                                                YEAR ENDED          THREE MONTHS
                                                               DECEMBER 31,        ENDED MARCH 31,
                                                           ---------------------   ---------------
                                                           1993    1994    1995    1995      1996
                                                           -----   -----   -----   -----     -----
AS A PERCENTAGE OF REVENUE:
Revenue:
  Software licenses......................................   69.9%   58.3%   58.0%   57.9%     63.5%
  Services...............................................   30.1    41.7    42.0    42.1      36.5
                                                           -----   -----   -----   -----     -----
          Total revenue..................................  100.0   100.0   100.0   100.0     100.0
Cost of revenue:
  Software licenses......................................    1.0     3.5     3.4     4.7       3.3
  Services...............................................   17.0    23.6    24.4    25.0      22.5
                                                           -----   -----   -----   -----     -----
          Total cost of revenue..........................   18.0    27.1    27.8    29.7      25.8
                                                           -----   -----   -----   -----     -----
Gross profit.............................................   82.0    72.9    72.2    70.3      74.2
Operating expenses:
  Sales and marketing....................................   43.9    39.8    38.2    39.6      38.8
  Research and development...............................   14.2    15.0    13.8    14.5      14.6
  General and administrative.............................   11.8    14.2    12.3    12.0      11.3
                                                           -----   -----   -----   -----     -----
          Total operating expenses.......................   69.9    69.0    64.3    66.1      64.7
Operating income.........................................   12.1     3.9     7.9     4.2       9.5
Other income (expense)...................................   (0.8)    0.2      --      --        --
                                                           -----   -----   -----   -----     -----
Income before income taxes and cumulative effect of
  accounting change......................................   11.3     4.1     7.9     4.2       9.5
Provision for income taxes...............................    3.3     1.3     1.4     0.7       3.4
                                                           -----   -----   -----   -----     -----
Income before cumulative effect of accounting change.....    8.0     2.8     6.5     3.5       6.1
Cumulative effect of change in accounting for income
  taxes..................................................    1.1      --      --      --        --
                                                           -----   -----   -----   -----     -----
Net income...............................................    9.1%    2.8%    6.5%    3.5%      6.1%
                                                           =====   =====   =====   =====     =====

THREE MONTHS ENDED MARCH 31, 1995 AND 1996

  REVENUE

     Revenue increased 30.2% from $4.6 million for the three months ended March 31, 1995 to $6.0 million for the three months ended March 31, 1996. This increase was due to growth in both software licenses and services. As a percentage of the Company's revenue, software licenses revenue increased from 57.9% for the three months ended March 31, 1995 to 63.5% for the three months ended March 31, 1996. Conversely, services revenue declined from 42.1% for the three months ended March 31, 1995 to 36.5% for the three months ended March 31, 1996.

     Software licenses revenue increased 42.9% from $2.7 million for the three months ended March 31, 1995 to $3.8 million for the three months ended March 31, 1996. This increase was due to growth in software licenses revenue generated by both the Company's direct sales channels in North America and Europe, as well as by the Company's Third Party Sellers, particularly in the Asia-Pacific region. Services revenue increased 12.8% from $2.0 million for the three months ended March 31, 1995 to $2.2 million for the three months ended March 31, 1996. The increase was primarily due to an increase in consulting, training and funded research and development revenue from Europe and an increase in maintenance fees revenue.

  COST OF REVENUE

     Software Licenses

     The cost of software licenses revenue includes software royalty fees, media costs, payroll and other costs attributable to software documentation and distribution and an allocation of depreciation, utilities and other overhead expenses incurred by the Company. Software royalty fees include royalties paid to third parties for their products licensed through the Company's European subsidiaries as well as royalties paid to third parties whose products are incorporated in certain of the Company's products. The cost of software licenses revenue decreased from $219,000, or 8.1% of software licenses revenue, for the three months ended March 31, 1995 to $200,000, or 5.2% of software licenses revenue for the three months ended March 31, 1996. The higher cost of software licenses revenue in the first quarter of 1995 was primarily due to costs which were incurred to support a software release.

     Services

     The cost of services revenue includes payroll and overhead expenses attributable to hotline support, consulting, training and funded research and development. The margin on services revenue may vary from period to period with fluctuations in the mix of services revenue. The margin on maintenance revenue has been higher than the margin on other services revenue. The cost of services revenue increased from $1.2 million, or 59.4% of services revenue for the three months ended March 31, 1995, to $1.4 million, or 61.7% of services revenue, for the three months ended March 31, 1996. The increase in cost of services revenue was primarily due to an increased headcount of consultants in both North America and Europe.

  OPERATING EXPENSES

     Sales and Marketing

     Sales and marketing expenses include the costs associated with the Company's sales channels, such as personnel, commissions, sales office costs, travel, promotional events, sales order processing, including license administration and order fulfillment, and advertising and public relations programs. Sales and marketing expenses also include an allocation of overhead expenses incurred by the Company. Sales and marketing expenses increased from $1.8 million, or 39.6% of total revenue, for the three months ended March 31, 1995 to $2.3 million, or 38.8% of total revenue, for the three months ended March 31, 1996. The increase in sales and marketing expenses was primarily due to an increase in commissions paid to Third Party Sellers as a result of increases in software licenses revenue through this sales channel.

     Research and Development

     Research and development expenses include all payroll costs attributable to research and development activities. Research and development expenses also include an allocation of overhead expenses incurred by the Company. Software development costs that could have been capitalized under Statement of Financial Accounting Standards No. 86 were immaterial and, therefore, no costs have been capitalized by the Company. See Note 1 of Notes to Consolidated Financial Statements. Research and development expenses increased from $675,000, or 14.5% of total revenue, for the three months ended March 31, 1995 to $886,000, or 14.6% of total revenue, for the three months ended March 31, 1996. The increase in research and development expenses was primarily due to an increase in personnel.

     General and Administrative

     General and administrative expenses include the cost of salaries, employee benefits and other payroll costs associated with the Company's finance, accounting, human resources, information systems and operations functions. General and administrative expenses also include an allocation of overhead expenses incurred by the Company. General and administrative expenses increased from $557,000, or 12.0% of total revenue, for the three months ended March 31, 1995 to $684,000, or 11.3% of total revenue, for the three months ended March 31, 1996. The increase in general and administrative expenses was primarily due to increased expenses associated with managing the Company's European operations.

  OTHER INCOME (EXPENSE)

     Other income (expense) consists of net interest income, foreign currency gains and losses and gains or losses on the disposal of property and equipment. The Company's other income for the three months ended March 31, 1995 consisted primarily of a foreign currency transaction gain of $22,000, offset by net interest expenses of $17,000. Other income for the three months ended March 31, 1996 consisted primarily of a foreign currency transaction loss of $27,000, offset by net interest and other income of approximately $28,000.

  PROVISION FOR INCOME TAXES

     The Company's income tax provision was $34,000, or 17.3% of pretax income, for the three months ended March 31, 1995, and was $203,000, or 35.4% of pretax income, for the three months ended March 31, 1996. The lower rate for the three months ended March 31, 1995 was due to the realization of certain tax credits and deferred tax assets. The income tax provision for the three months ended March 31, 1996 was primarily the result of United States income taxes and foreign withholding taxes.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

  REVENUE

     Revenue increased 9.4% from $14.9 million in 1993 to $16.3 million in 1994. Revenue increased 30.7% from $16.3 million in 1994 to $21.3 million in 1995. The increase in revenue from 1993 to 1994 was due to an increase in services revenue and from 1994 to 1995 was due to the growth in both software licenses revenue and services revenue. As a percentage of the Company's revenue, software licenses revenue declined from 69.9% in 1993 to 58.3% in 1994 and to 58.0% in 1995. Conversely, services revenue, derived principally from the Company's consulting services groups in North America and Europe, and also from maintenance fees, increased as a percentage of revenue from 30.1% in 1993 to 41.7% in 1994 and to 42.0% in 1995.

     Software Licenses

     Software licenses revenue decreased 8.8% from $10.4 million in 1993 to $9.5 million in 1994. Software licenses revenue increased 30.2% from $9.5 million in 1994 to $12.3 million in 1995. The decrease in software licenses revenue from 1993 to 1994 was primarily related to a decrease in software licenses revenue resulting from a slowdown in the Japanese economy and lower international pricing of the Company's products. The increase in software licenses revenue from 1994 to 1995 was primarily due to an increased volume of software licenses across product lines worldwide.

     Services

     Services revenue increased 51.5% from $4.5 million in 1993 to $6.8 million in 1994. Services revenue increased 31.4% from $6.8 million in 1994 to $8.9 million in 1995. The increase in services revenue from 1993 to 1994 was primarily due to increased consulting services generated by the Company's European subsidiaries acquired in April 1994, an increase in maintenance fees revenue, as well as an overall increase in other services revenue. The increase in services revenue from 1994 to 1995 was primarily due to an increase in maintenance fees revenue and other services revenue in North America and Europe, as well as the inclusion of four quarters of services revenue from the Company's European subsidiaries. These increases in services revenue resulted in large part from growth in the Company's consulting services and reflect the Company's growing emphasis on providing total solutions to its customers.

  COST OF REVENUE

     Software Licenses

     The cost of software licenses revenue increased from $142,000 in 1993 to $570,000 in 1994. The cost of software licenses revenue increased from $570,000 in 1994 to $728,000 in 1995. The cost of software licenses revenue increased from 1.4% of software licenses revenue in 1993 to 6.0% of software licenses revenue in 1994 and decreased slightly to 5.9% of software licenses revenue in 1995. The increase in cost of software licenses revenue from 1993 to 1994 was primarily due to royalties paid to third parties whose products were licensed through the Company's European subsidiaries and, to a lesser extent, to increased costs associated with documentation, media and distribution. The increase in cost of software licenses revenue from 1994 to 1995 was primarily due to increased costs of documentation, media and distribution resulting from increases in the volume of shipments of the Company's products.

     Services

     The cost of services revenue increased from $2.5 million in 1993 to $3.8 million in 1994. The cost of services revenue increased from $3.8 million in 1994 to $5.2 million in 1995. The cost of services revenue decreased slightly from 56.7% of services revenue in 1993 to 56.5% of services revenue in 1994 and increased to 58.2% of services revenue in 1995. The increase in cost of services revenue from 1993 to 1994 was primarily due to the increase in costs associated with consulting services provided by the Company's European subsidiaries. The increase in cost of services revenue from 1994 to 1995 reflected the growth in services provided to the Company's customers.

  OPERATING EXPENSES

     Sales and Marketing

     Sales and marketing expenses remained unchanged at $6.5 million in 1993 and 1994, principally due to the fact that commission expenses remained unchanged in these periods. Sales and marketing expenses increased from $6.5 million in 1994 to $8.1 million in 1995, principally due to increased commissions associated with increased software licenses revenue and, to a lesser extent, to the opening of new sales offices. Sales and marketing expenses as a percentage of revenue decreased from 43.9% to 39.8% to 38.2% in 1993, 1994 and 1995, respectively. The decrease in sales and marketing expenses as a percentage of revenue for both 1994 and 1995 reflected lower relative sales commission expenses in Europe as a result of the Company moving from distributor to direct sales starting in April 1994.

     Research and Development

     Research and development expenses increased from $2.1 million in 1993 to $2.4 million in 1994. Research and development expenses increased from $2.4 million in 1994 to $2.9 million in 1995. The increase in research and development expenses from 1993 to 1994 was primarily due to increased personnel costs, including costs associated with increased head count. The increase in research and development costs from 1994 to 1995 was primarily caused by an increase in personnel costs in support of an organizational focus on new and advanced technology and expanded product development efforts. Research and development expenses as a percentage of revenue varied from 14.2% to 15.0% to 13.8%, in 1993, 1994, and 1995, respectively. Funded research and development expenses, which are not included in research and development expenses but are included in cost of services revenue, were 1.7%, 2.2%, and 3.2% of total revenue in 1993, 1994 and 1995, respectively. The majority of the revenue received and expenses incurred for funded research and development during 1994 and 1995 was directly related to projects that led to the development of the Company's ADAMS/Car product. The Company intends to continue to invest significant resources in research and development.

     General and Administrative

     General and administrative expenses increased from $1.8 million in 1993 to $2.3 million in 1994. General and administrative expenses increased from $2.3 million in 1994 to $2.6 million in 1995. The increases from 1993 to 1994 and also from 1994 to 1995 were primarily due to an increase in expenses associated with the addition of administrative infrastructure in connection with the acquisition of the Company's European subsidiaries in April 1994 . As a percentage of revenue, general and administrative expenses varied from 11.8% to 14.2% to 12.3% in 1993, 1994 and 1995, respectively. The Company expects general and administrative expenses to increase in absolute dollars, but these expenses may continue to vary as a percentage of revenue.

  OTHER INCOME (EXPENSE)

     Other expense in 1993 consisted primarily of an interest expense of $81,000 and a foreign currency transaction loss of $25,000. Other income in 1994 consisted primarily of an interest expense of $57,000, offset by a gain on disposal of equipment of $56,000 and a foreign currency transaction gain of $28,000. Other income in 1995 consisted of a foreign currency transaction loss of $44,000, offset by a gain on disposal of equipment of $41,000 and interest income of $12,000.

  PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES

     The effective tax rates for the provision for income taxes before the cumulative effect of the change in accounting for income taxes were 29.4%, 32.0%, and 17.6% for 1993, 1994, and 1995, respectively. The differences between the income tax provision calculated at the United States Federal statutory rate and the consolidated tax provision are summarized in Note 4 of Notes to Consolidated Financial Statements.

     During 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires a change in the method of financial accounting and reporting for income taxes from the deferral method to an asset and liability approach. The cumulative effect on prior years of this change in accounting principle increased 1993 net income by $161,000. See Note 4 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly financial data for each of the three-month periods in 1995 and for the three-month period ended March 31, 1996. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited financial statements contained herein and includes all adjustments (consisting only of normal recurring adjustments) which management believes are necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                    THREE MONTHS ENDED
                                                -----------------------------------------------------------
                                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,
                                                  1995         1995        1995         1995        1996
                                                ---------    --------    ---------    --------    ---------
                                                                      (IN THOUSANDS)
Revenue:
  Software licenses...........................    $2,688      $3,326       $2,992      $3,332       $3,841
  Services....................................     1,957       1,962        2,332       2,667        2,207
                                                  ------      ------       ------      ------       ------
     Total revenue............................     4,645       5,288        5,324       5,999        6,048
Cost of revenue:
  Software licenses...........................       219         190          115         204          200
  Services....................................     1,162       1,324        1,189       1,519        1,361
                                                  ------      ------       ------      ------       ------
     Total cost of revenue....................     1,381       1,514        1,304       1,723        1,561
                                                  ------      ------       ------      ------       ------
Gross profit..................................     3,264       3,774        4,020       4,276        4,487
Operating expenses:
  Sales and marketing.........................     1,838       1,911        2,137       2,232        2,344
  Research and development....................       675         750          719         796          886
  General and administrative..................       557         664          696         693          684
                                                  ------      ------       ------      ------       ------
     Total operating expenses.................     3,070       3,325        3,552       3,721        3,914
                                                  ------      ------       ------      ------       ------
Operating income..............................       194         449          468         555          573
Other income (expense)........................         3          13          (30)         23            1
                                                  ------      ------       ------      ------       ------
Income before income taxes....................       197         462          438         578          574
Provision for income taxes....................        34          82           77         101          203
                                                  ------      ------       ------      ------       ------
Net income....................................    $  163      $  380       $  361      $  477       $  371
                                                  ======      ======       ======      ======       ======

                                                                    THREE MONTHS ENDED
                                                -----------------------------------------------------------
                                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,
                                                  1995         1995        1995         1995        1996
                                                ---------    --------    ---------    --------    ---------
AS A PERCENTAGE OF REVENUE:
Revenue:
  Software licenses...........................     57.9%        62.9%       56.2%        55.5%       63.5%
  Services....................................     42.1         37.1        43.8         44.5        36.5
                                                 ------       ------      ------       ------      ------
     Total revenue............................    100.0        100.0       100.0        100.0       100.0
Cost of revenue:
  Software licenses...........................      4.7          3.6         2.2          3.4         3.3
  Services....................................     25.0         25.0        22.3         25.3        22.5
                                                 ------       ------      ------       ------      ------
     Total cost of revenue....................     29.7         28.6        24.5         28.7        25.8
                                                 ------       ------      ------       ------      ------
Gross profit..................................     70.3         71.4        75.5         71.3        74.2
Operating expenses:
  Sales and marketing.........................     39.6         36.1        40.1         37.2        38.8
  Research and development....................     14.5         14.2        13.5         13.3        14.6
  General and administrative..................     12.0         12.6        13.1         11.6        11.3
                                                 ------       ------      ------       ------      ------
     Total operating expenses.................     66.1         62.9        66.7         62.1        64.7
                                                 ------       ------      ------       ------      ------
Operating income..............................      4.2          8.5         8.8          9.2         9.5
Other income (expense)........................      0.0          0.2        (0.6)         0.4         0.0
                                                 ------       ------      ------       ------      ------
Income before income taxes....................      4.2          8.7         8.2          9.6         9.5
Provision for income taxes....................      0.7          1.5         1.4          1.6         3.4
                                                 ------       ------      ------       ------      ------
Net income....................................      3.5%         7.2%        6.8%         8.0%        6.1%
                                                 ======       ======      ======       ======      ======

     Software licenses revenue declined from $3.3 million in the second quarter of 1995 to $3.0 million in the third quarter of 1995. This decline, primarily due to a decline in software licenses revenue from Europe in the third quarter, reflects a seasonal pattern which the Company has experienced in prior years. Services revenue declined from $2.7 million in the fourth quarter of 1995 to $2.2 million in the first quarter of 1996, primarily due to lower services revenue from Europe.

     The cost of software licenses revenue declined from $219,000, or 8.1% of software licenses revenue, during the first quarter of 1995 to $190,000, or 5.7% of software licenses revenue, in the second quarter of 1995 to $115,000, or 3.8% of software licenses revenue, in the third quarter of 1995. This decline in the cost of software licenses revenue from quarter to quarter was primarily due to a decrease in royalties paid to third parties as a result of the Company's European subsidiaries licensing fewer third-party software products, particularly during the third quarter. The cost of software licenses revenue increased to $204,000, or 6.1% of software licenses revenue, during the fourth quarter of 1995. This increase in cost of software licenses was principally due to increased royalties paid to third parties as a result of the Company's subsidiaries licensing more third-party software products.

     The cost of services revenue declined from $1.3 million, or 67.5% of services revenue, in the second quarter of 1995 to $1.2 million, or 51.0% of services revenue, in the third quarter of 1995. This decline as a percentage of services revenue was primarily due to lower funded research and development activities, which typically yield lower gross margins than other services, during the third quarter of 1995. The cost of services revenue declined from $1.5 million, or 57.0% of services revenue, in the fourth quarter of 1995 to $1.4 million, or 61.7% of services revenue, in the first quarter of 1996. The decrease in cost of services revenue was primarily due to lower funded research and development activities during the first quarter of 1996, leading to a decline in funded research and development costs that are allocated to cost of services revenue. The increase in cost of services revenue as a percentage of services revenue was primarily due to lower services revenue during the first quarter of 1996. Sales and marketing expenses increased from $1.9 million, or 36.1% of revenue, in the second quarter to $2.1 million, or 40.1% of revenue, in the third quarter of 1995. This increase as a percentage of revenue was primarily due to higher commission expenses resulting from the Company having received in the third quarter a higher percentage of its sales through its indirect distributor channel, which typically result in higher relative sales and marketing expenses compared with direct sales, and a decrease in software licenses revenue.

     The Company's quarterly operating results have in the past varied and may vary in the future depending on factors such as mix of direct and indirect sales, product mix, service mix, increased competition, size and timing of significant orders, seasonal factors and budgeting cycles of customers, product releases and pricing changes by the Company or its competitors, timing of new product announcements, market acceptance or delays in the introduction of new or enhanced versions of the Company's products and general economic conditions. A significant portion of the Company's revenue in recent quarters has been derived from a limited number of customers, and the Company currently anticipates that future quarters will continue to reflect this trend. In addition, like many software companies, the Company has generally recognized a substantial portion of its revenue in the last month of each quarter, with this revenue concentrated in the last weeks of the quarter. Accordingly, the cancellation or deferral of even a small number of purchases of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may fail to keep pace or even decline. The Company's quarterly operating results have also fluctuated as a result of seasonality of customer buying patterns. Revenue is typically lower or constant in the first quarter of the year in relation to the previous year's last quarter due primarily to budgeting cycles of customers. The Company's third quarter revenue is also typically lower or constant in relation to the second quarter of the year due to the decreased level of sales from its European operations in the third quarter. Revenue from quarter to quarter is difficult to forecast, as minimal order backlog exists at the end of any quarter because the Company's products typically are shipped and revenue recognized promptly after receipt of customers' orders. The Company's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. In particular, net income may be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to grow in future periods, that it will be able to sustain its historical rate of revenue growth or that its operations will remain profitable. As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of the Company's Common Stock. See "Risk Factors -- Potential Fluctuations in Quarterly Results" and "Selected Consolidated Financial Data."

LIQUIDITY AND CAPITAL RESOURCES

     Since inception in 1977, the Company has primarily financed its activities through internally generated cash flow. At December 31, 1993, 1994 and 1995 and at March 31, 1996, the Company had $60,000, $817,000, $1.1 million and $1.5 million, respectively, in cash and cash equivalents. These cash balances represented increases of $757,000, $324,000 and $377,000 over the balances at December 31, 1993, 1994 and 1995, respectively.


     Net cash provided by operating activities was $684,000 in 1993, $939,000 in 1994, $2.1 million in 1995, and $376,000 during the three months ended March 31, 1996. Net cash provided by operating activities in 1993 consisted primarily of net income plus an increase in accrued expenses offset in part by an increase in accounts receivable and a decrease in deferred revenue. Net cash provided by operating activities in 1994 was comprised primarily of net income, a decrease in prepaid and deferred expenses, and a decrease in accounts receivable, offset in part by a decrease in deferred revenue. In 1995, net cash provided by operating activities resulted primarily from net income and increases in accrued expenses and deferred revenue, offset in part by an increase in accounts receivable. The increase in accrued expenses was primarily due to accruals for employee commissions and bonuses based on higher sales. The increase in accounts receivable was primarily due to an increase in sales from the last three months of 1994 to the last three months of 1995. Accounts receivable turnover ratios are affected by the geographic mix of sales because the Company typically experiences longer payment cycles with international customers. For the three months ended March 31, 1996, net cash provided by operating activities resulted primarily from net income before depreciation and amortization expense and a decrease in accounts receivable, partially offset by a decrease in accrued expenses and an increase in other assets.


     Net cash used in investing activities was $30,000 in 1993, consisting primarily from purchases of property and equipment. Net cash used in investing activities was $10,000 in 1994, consisting primarily of purchases of property and equipment, offset in part by the Company's acquisition of its foreign subsidiaries. Net cash used in investing activities was $550,000 in 1995, consisting primarily of purchases of property and equipment, offset in part by proceeds from the sale of property and equipment. Net cash used for investing activities was $84,000 during the three months ended March 31, of 1996, consisting primarily of purchases of property and equipment.

     Net cash used in financing activities was $613,000, $150,000 and $1.2 million in 1993, 1994 and 1995, respectively. Net cash provided by financing activities during the three months ended March 31, 1996 was $85,000. Net cash used in financing activities in 1993 and 1994 primarily consisted of payments of long-term debt, offset in part by net borrowings under line of credit agreements. Net cash used in financing activities in 1995 primarily consisted of payments of long-term debt and payments under line of credit agreements. Net cash provided by financing activities during the three months ended March 31, 1996 primarily consisted of proceeds from issuance of common stock pursuant to the exercise of certain common stock warrants. See Note 5 of Notes to Consolidated Financial Statements.

     The Company has a line of credit secured by eligible accounts receivable which expires on April 30, 1996 with a maximum borrowing capacity of $1.5 million and is subject to annual renewal. Borrowings on the line of credit bear interest at 0.75% in excess of the bank's prime rate of interest. There were no borrowings outstanding against the line of credit as of March 31, 1996.

     The Company's subsidiaries in Germany, Italy, Sweden and France also have line of credit and overdraft facilities that provide for aggregate, additional borrowing availability of approximately $600,000 at various fixed and variable interest rates. Borrowings are collateralized by certain assets of the subsidiaries. There were approximately $94,000 of borrowings outstanding at March 31, 1996. The weighted average interest rate on the borrowings outstanding at March 31, 1996 was 12.5%.


     The Company currently has no significant capital commitments, except for its obligation of $449,000 in connection with the redemption of certain common stock warrants, which the Company expects to pay in July 1996. See Note 5 of Notes to Consolidated Financial Statements. It is the Company's opinion that, as of the date of this Prospectus, the cash generated internally by operations and the availability under its lines of credit are sufficient to satisfy the Company's working capital requirements for at least the next twelve months.

                                    BUSINESS

     MDI is a leader in developing, marketing and supporting virtual prototyping solutions. The Company's software helps engineers and designers create optimal designs before the physical testing process begins, improving the engineer's or designer's ability to create a design that will meet or exceed the initial product specifications. The use of MDI's virtual prototyping software can reduce the requirement of building and testing numerous physical prototypes and can lead to significant cost savings as well as critical reductions in time-to-market.

INDUSTRY BACKGROUND

     During the past several decades, companies worldwide have encountered increasing competition as they market their products. Many companies have responded by improving the performance, safety, quality and functionality of their products (e.g., anti-lock brake systems) to gain a competitive advantage. Improving a product often increases the product's technical complexity and complicates the product development process. Competitive pressures, however, require companies to reduce both the time required to bring their products to market and engineering and manufacturing costs.

     The traditional product development process consists of the design of a product followed by physical prototyping to test whether the product performs according to design specifications. Physical prototypes are constructed, instrumented with sensors and then tested under expected operating conditions to assist the designer or engineer in the visualization and validation of the product in motion. Data are collected and compared to initial design objectives and design revisions are made to improve the actual performance of the product. Redesigned physical prototypes reflecting these design revisions are then constructed and tested. The process is repeated until the performance of the physical prototype is acceptable to the designer or engineer, at which point the design is finalized and full scale production can commence.

                          TRADITIONAL DESIGN PROCESS


                                Concept


                                Design

                                Physical Prototype

                                  Design Verification

                                         &

                                     Testing

                                     -
                                     -
                                     -

                                Re-design

                                  Physical Prototype

                                    Design Verification

                                             &

                                        Testing



                                  Designed

                                  Product

     Companies often find the physical prototyping process to be deficient in several ways. First, the process is costly. For instance, automotive manufacturers may construct anywhere from 20 to 200 different physical prototypes of a vehicle during a new vehicle development program at a cost of between $200,000 and $1,000,000 per physical prototype. Second, physical prototyping typically consumes a large amount of the time allotted to a new product development project. This can force a company to make trade-offs between a timely market launch and improving a product's design to enhance quality or lower cost. Third, testing physical prototypes does not always provide the data required to make valid design decisions. Often results cannot be replicated due to uncontrollable fluctuations in test conditions (e.g., weather), while in some instances the physical prototype itself does not accurately represent the design due to manual manufacturing defects. Finally, testing of a physical prototype in realistic operating conditions can be unsafe, infeasible or too costly.

     The problems associated with physical prototyping have led designers and engineers to seek more flexible, less expensive, more accurate and safer methods to design, test and validate their products. Beginning in the 1960's, modeling software programs were created to assist engineers in the design of certain discrete components of their products. These component modeling software programs automated the time-consuming task of mathematically describing product components, yielding efficiencies in designing and testing components. Initially, these programs required large, up-front investments in hardware, software and training, were difficult to use, were available only on large remote computers and lacked graphical and computing capabilities to allow engineers and designers to easily and quickly visualize the effect of design changes. Recent advances in desktop UNIX and PC computing platforms, which combine powerful microprocessors, advanced graphics capabilities and improved memory capabilities at reduced costs, have enabled more widespread use of component modeling software packages.

     Component modeling software focuses on component behavior rather than overall product or system performance. Component modeling is limited to examining a component at rest and is not capable of modeling the relative motion and dynamic forces among components within a system. Companies have discovered that optimizing component performance rarely leads to optimal system, or assembled product, performance. Physical prototypes of the entire system typically still need to be constructed and tested prior to proceeding to full scale production. Companies require virtual prototyping software that enables them to quickly and cost-effectively recreate, both visually and mathematically, the effects of motion on systems to assess the performance of the entire product. This ability to create and test virtual prototypes of a product enables a company to design superior products by testing multiple designs in different environments. Recent advances in computing technology and the widespread use of solids modeling software now enable the widespread adoption of virtual prototyping software.

THE MDI SOLUTION

     MDI is a leader in developing, marketing and supporting virtual prototyping solutions. MDI's virtual prototyping software allows the designer or engineer to design a complete product by simulating, both visually and mathematically, a product in motion. Companies are increasingly finding the ability to simulate mechanical system performance under different environments through the use of MDI's virtual prototyping software to be an important element in product design, evaluation and refinement. The use of MDI's virtual prototyping software can reduce the requirement of building and testing numerous physical prototypes and can lead to significant cost savings as well as critical reductions in time-to-market.

                          VIRTUAL PROTOTYPING PROCESS

        CAE                                                     CAD/CAM


                                Virtual Prototyping

                                        &

                                Design Verification

        Solids Modeling                                         PDM




                                Physical Prototype

                                        &

                                     Testing


                                     Designed

                                     Product





     MDI's virtual prototyping software helps its customers create optimal designs before the physical testing process begins, improving the engineer's or designer's ability to create a design that will meet or exceed the initial product specifications. The advances previously made in modeling and analyzing component behaviors through component modeling software, such as finite element models, control system models or geometric solids models, are enhanced by integrating these tools into MDI's virtual prototyping software. To complement MDI's software product line, the Company provides consulting services, software implementation services, software training, technical support and custom software development services to assist customers in achieving the most cost-effective solutions to their enterprise-wide design, engineering, manufacturing and product validation problems.

     MDI believes that its products and services benefit its customers in the following ways:

     Improved Product Quality, Reliability and Safety. In traditional product design processes that rely solely on physical prototypes, companies are limited in the number of design variations and the amount of design refinement that can be considered due to the time and expense required to test physical prototypes. The Company's virtual prototyping software typically makes it easier to assess product quality, reliability and safety earlier in the design cycle, and allows for consideration and review of multiple refinements at reduced costs. In addition, the Company's software may be used to perform failure analyses of products after production and can assist companies in evaluating and reconfiguring existing designs.

     Reduced Design Cycle Time. The Company's software reduces the design cycle time by enabling rapid, multiple design iterations and by reducing the need to build and test multiple physical prototypes. Companies are also able to test and validate a design's feasibility throughout the development cycle. This shortened product cycle reduces the time it takes to deliver a product to market.

     Reduced Development Costs. The Company's virtual prototyping software reduces the need for building, instrumenting, testing and redesigning expensive physical prototypes. Industries with relatively expensive physical prototyping costs, including aerospace, automotive and general machinery, benefit from the reduction in numbers of physical prototypes.

     Protects Customers' Investments Via Integration. MDI's virtual prototyping software is easily integrated with products from leading software and hardware vendors, thereby protecting its customers' hardware and software investments. The Company customizes its software as appropriate to integrate with specialized in-house software tools and commercial computer-aided design ("CAD"), computer-aided manufacturing ("CAM") and computer-aided engineering ("CAE") software. The Company's products are written in industry-standard languages for cross-platform portability and are designed with an open, object-oriented architecture to provide extensibility. Many of the leading commercial software products, including certain geometric solids modeling software products, finite element analysis ("FEA") software products, product document management ("PDM") software and control system design products, can be integrated with the Company's software.

STRATEGY

     MDI's strategy is to remain a leader in developing, marketing and supporting virtual prototyping technology that assists companies in their product development processes. The key elements of the Company's strategy for achieving this objective are as follows:

     Maintain Core Technology Leadership. The Company has developed numerous advanced proprietary mathematical techniques and software algorithms that form the foundation of its flagship ADAMS product line and its service offerings. The Company's products have been widely deployed and are recognized as productive virtual prototyping design tools. The Company's focus is to continue to develop and expand the Company's products and expertise in virtual prototyping to maintain its market leadership position.

     Institutionalize Virtual Prototyping and Provide Total Solutions. The Company assists its customers in creating an enterprise-wide virtual prototyping environment, linking together lab test data, field test data and simulation. In an effort to provide a total solution to its customer's needs, the Company works closely with its customers to integrate the Company's products and services with the existing internal processes of its customers. The Company's products are designed to facilitate integration with existing hardware and software products and its consultants are trained to help customers effectively bring in-house tools, commercial software and internal processes together to form a complete virtual prototyping design environment.

     Address Vertical Markets with Customized Packages. The Company intends to continue to develop products customized for particular industries. Products such as ADAMS/Car and ADAMS/Rail capitalize upon the Company's existing technology and customer relationships, and the Company believes that there are significant opportunities to develop products for other vertical markets.

     Leverage Existing Customer Base and Establish Consortia with
Customers. The Company's products are currently used in various applications within a number of large, well-established organizations. The Company believes that there are additional opportunities for its products and services through increased penetration within its existing customer base. The Company intends to continue participating in product development consortia with its customers and working with its customers to continually improve the Company's products and services.


     Leverage Established Distribution Channels. The Company markets its products through direct sales in North America and in Europe, approximately 15 value-added resellers throughout North America, a group of international distributors in over 20 countries and through reselling alliances with certain OEMs. The Company continuously looks for ways to further develop its direct sales and distributor channels both domestically and abroad.


     Leverage and Expand Strategic Alliances. The Company has formed strategic alliances with several leading hardware vendors, including Hewlett-Packard and Silicon Graphics. Through these strategic alliances, the Company and the vendor participate in various projects which enhance both the visibility and acceptance of the Company's products, such as joint presentations, joint marketing efforts, conferences and, in certain instances, product development. The Company also has alliances with certain software vendors, including ANSYS, Inc. and the MacNeal-Schwendler Corporation. With these alliances, the Company seeks to satisfy the needs of its customers across a wide range of mechanical computer aided engineering applications. The product offerings of these companies are complementary to the Company's product offerings and customers often use many of these products simultaneously. The Company and its partners jointly participate in trade shows, user conferences, customer presentations, customer proposals and, in certain instances, joint marketing and development efforts. The Company has also formed alliances with several OEMs, including EDS/Unigraphics and Structural Dynamics Research Corporation. Through these alliances, the Company jointly develops and markets software products. The Company believes that strategic alliances are important to its long-term success and intends to continue to pursue such alliances in the future. See "Business -- Sales and Marketing."


TECHNOLOGY

     MDI is a leader in developing, marketing and supporting virtual prototyping solutions. MDI's virtual prototyping software solutions allow the designer or engineer to design a complete product by simulating, both visually and mathematically, a product in motion.

     The ADAMS line of products is based upon the principles of dynamics and is implemented as automated computer tools. A user defines a system in terms of its physical properties -- masses, geometry, component connectivity and environmental forces. The system physical description is then verified for correctness. The principles of dynamics are then used to convert the physical description to a mathematical description that consists of a set of nonlinear differential algebraic equations. Sophisticated numerical methods, including stiffly-stable backward-differentiation formulae integration methods and efficient symbolic sparse matrix algebra methods, are used to solve these difficult numerical problems. These methods are well suited for single or multiple processor computers. The result of such a simulation is an accurate characterization of the system motion, i.e., a time-based description of how the system's various assemblies move through space and the forces that are necessary to effect the motion.

     Graphical methods are used to facilitate the system modeling so that the user can see the system as it is built. Object-oriented methods are used to simplify both the user interface and the software architecture. System motion is observed as the simulation progresses, so that the user receives almost instantaneous feedback about the model's behavior. Simulation results can be processed and plotted using the Company's plotting tools and the system motion can be visualized using the Company's high quality real-time animation tools.

     The ADAMS virtual prototyping technology is critical to mechanical computer-aided engineering and works cooperatively with many other technologies:

     - CAD creates the geometry and mass properties for virtual prototyping and can graphically display results from ADAMS;

     - FEA provides component flexibility description for use in virtual prototyping, and uses loading conditions computed by ADAMS as input to detailed component design;

     - Electro-mechanical and hydraulic systems modeled in actuation modeling software are input as components into system-level ADAMS models;

     - Control system behavior is validated with the high fidelity system models from ADAMS; simplified plant models are provided to control system design software; and

     - Optimization methods are coupled with ADAMS virtual prototyping to more efficiently create better designs.

PRODUCTS

     MDI develops, markets and supports virtual prototyping software packages capable of simulating the many varied and complex component interactions and operating environments that companies face when designing their products. The Company's primary software line is the ADAMS Professional Series. The principal product in this line, the ADAMS Full Simulation Package, is comprised of ADAMS/Solver and ADAMS/View, and can be used as a self-contained software package or with additional modules developed by the Company as well as with third party software. In addition, certain OEMs license the Company's kinematic motion simulation software in order to embed the Company's software in the OEM's design software packages. The U.S. list price for the ADAMS Full Simulation Package is approximately $24,000 per license depending upon configuration. The U.S. list prices for the Company's additional software products typically range from $2,000 to $15,000.


     ADAMS and the modular packages of ADAMS software are available on a number of platforms, including UNIX-based workstations and servers from Silicon Graphics, Hewlett-Packard, Sun Microsystems, IBM and Digital Equipment. ADAMS is also available on Cray and NEC supercomputers and near supercomputers. Recently, the Company has developed ADAMS for Intel Pentium-based PCs running the DOS and Microsoft Windows NT operating systems. In addition, the Company also plans to replace its DOS-based PC version with a Windows 95 version of the ADAMS software during late 1996.

ADAMS Professional Series

     FULL SIMULATION PACKAGE

     - ADAMS/Solver is the underlying solution "engine." ADAMS/Solver automatically formulates and solves the equations of motion to provide complete kinematic, static and dynamics analysis of mechanical systems.

     - ADAMS/View is an interactive graphical environment for the full ADAMS product line. ADAMS/View combines simple iconic, point-and-click operation with advanced model-building, simulation, animation and xy plotting capabilities.

     MODELING OPTIONS

     - ADAMS/Vehicle is used for the design and analysis of automobile and truck suspensions or for simulating full vehicle dynamics. A user chooses from a wide variety of suspension templates to quickly and easily build vehicle models.

     - ADAMS/Tire is a comprehensive set of tools for simulating the complex force interactions between rubber tires and driving surfaces. This can be important input for understanding vehicle behavior under a variety of conditions.

     - ADAMS/Driver allows the user to add the element of human driver response to vehicle simulations. ADAMS/Driver can simulate the actions and reactions of a vehicle's operator under a variety of driving conditions.

     - ADAMS/Android allows a user to model and simulate human bodies in motion. ADAMS/Android is used to study the complex dynamic interaction between humans and mechanical systems, without risking the comfort and safety of live subjects.

     SOLUTION AND INTEGRATION OPTIONS

     - ADAMS/FEA automates the exchange of data between ADAMS and FEA software, including ANSYS and MSC/NASTRAN. This two-way interface provides for accurate loading conditions for FEA and a more complete understanding of flexible effects on mechanical systems.

     - ADAMS/IGES provides an industry-standard, two-way interface for exchanging model geometry between ADAMS and many other CAD/CAE/CAM packages. This saves time in data transfer, while enhancing the accuracy and realism of mechanical system simulations.

     - ADAMS/Linear simplifies the non-linear equations of motion calculated by ADAMS. Having these data in linear form can significantly enhance the ability to study the stability and vibratory behavior of mechanical system models. ADAMS/Linear can also provide easy link to popular control system design packages such as MATRIX(x) and MATLAB.

     VISUALIZATION OPTION

     - ADAMS/Animation allows a user to see the complete system in motion -- in real time, fully shaded and rendered. ADAMS/Animation checks and reports potential collision of parts and components and shows important measurements on screen. ADAMS/Animation also allows for multiple light sources, texture mapping, detailed color specifications and multiple or moving-camera perspectives. These enhance the understanding of the design and can result in more successful design reviews.

     INDUSTRY-SPECIFIC PACKAGES

     - ADAMS/Car was developed by the Company in collaboration with AB Volvo, Audi AG, BMW, Ford Motor Company and Renault. ADAMS/Car is a special version of ADAMS designed specifically for advanced vehicle simulation. Embedded within the software are the specialized design and analytical expertise of automotive industry leaders. A custom menu-driven user interface highlights capabilities familiar to vehicle designers so customers can use ADAMS/Car with little formal training.

     - ADAMS/Rail was developed by the Company in collaboration with Dutch Rail and provides virtual prototyping capabilities specifically tailored to the needs of the worldwide railcar manufacturing industry. The software combines specialized railcar design and analytical know-how with custom menus and functions developed specifically for railcar engineers.

ADAMS Designer Series


     - ADAMS/Designer is a product that is designed for the Windows 95 environment. ADAMS/Designer is targeted to the design engineer and the non-engineer user, particularly in small- and medium-sized companies, and is a subset of the ADAMS Professional Series. The anticipated release of ADAMS/Designer is late 1996.


ADAMS CAD-Embedded Products

     - CAD-Embedded Products are products specifically designed for the CAD/CAM environments. Assemblies created within the Company's partners' software environments are converted into realistic, fully three-dimensional mechanical system models. These software environments then verify and evaluate motion paths, locate lock-up positions, detect interferences, establish work-space envelopes and calculate joint reaction forces.


     - OEM Products are kinematic motion simulation products that are embedded in several OEMs' design software packages. These products provide limited virtual prototyping capabilities, which can be upgraded by licensing ADAMS/Solver from the Company. The Company has entered into license agreements with several OEMs, including Structural Dynamics Research Corporation, EDS/Unigraphics, Computervision, Intergraph and Applicon.



     - MECHANISM/Pro is a program specifically designed for PTC's Pro/ENGINEER environment. MECHANISM/Pro converts assemblies created within PTC's Pro/ASSEMBLY software into realistic, fully three-dimensional mechanical system models. MECHANISM/Pro can verify and evaluate motion paths, locate lock-up positions, detect interferences, establish work-space envelopes and calculate joint reaction forces.



SERVICES


     The Company provides consulting, training and technical support services to customers in connection with a wide range of product design and engineering projects. MDI's primary objectives with regard to its services include: (1) providing total solutions to its customers' problems; (2) leveraging software sales; (3) enhancing customer loyalty and repeat and renewal business; (4) growing the services business of the

Company profitably; (5) aggressively exploring and penetrating new markets; and
(6) obtaining customer feedback on its products.

     The Company strives to identify key companies within various industries with whom it seeks to develop close working relationships. The Company seeks to foster technological partnerships with these companies by providing a comprehensive service package, which addresses the particular virtual prototyping needs of the companies. By doing this, MDI provides a total solution for the customer, which can lead to increased acceptance of virtual prototyping in the applicable industry.

     In addition to its consulting services, the Company also provides training to enable its customers to more easily integrate virtual prototyping technology into their design and quality control processes.


     The Company's services staff provides these services on either a time and materials or a fixed fee basis depending on the project and the requirements of the customer. Contract fees range from a few thousand dollars to several hundred thousand dollars depending upon the scope of the project, and contract durations range from a few weeks to several years. As of March 31, 1996, the Company had a backlog of consulting service contracts in excess of $600,000.


     A critical component of MDI's strategy is to provide a wide range of customer support services. These services include hotline support and on-site support and training. Product support is provided pursuant to renewable annual maintenance contracts. Customers who purchase maintenance agreements receive product enhancement releases and hotline support without additional charge. On-site support and training are priced separately. Approximately 14.1%, 17.5%, 16.3% and 15.0% of the Company's total revenue was realized from maintenance contracts in 1993, 1994, 1995 and for the three months ended March 31, 1996, respectively.

CUSTOMERS

     The Company's customers include companies in a wide variety of industries. Historically, the Company's largest customers have been automobile manufacturers and automotive suppliers. During 1993, 1994, 1995 and for the three months ended March 31, 1996, automotive-related customers accounted for approximately 51.4%, 52.2%, 50.7% and 50.6% of the Company's total revenue, respectively. Ford Motor Company accounted for approximately 16.1%, 13.4%, 13.2% and 11.1% of the Company's total revenue in 1993, 1994, 1995 and for the three months ended March 31, 1996, respectively. No other customer accounted for greater than 10% of the Company's total revenue in 1993, 1994, 1995 and for the three months ended March 31, 1996.


     The following were some of the customers from whom the Company received more than $20,000 in revenue in 1995:



    AUTOMOBILE                                  AEROSPACE
    MANUFACTURERS                               Bombardier, Inc.
    AB Volvo                                    Deutsche Aerospace AG
    Audi AG                                     Dornier GmbH
    Automobiles Peugeot                         Giat Industries S.A.
    BMW                                         Lockheed Martin Corp.
    Chrysler Corp.                              McDonnell Douglas Corp.
    Daewoo Corporation                          Northrop Grumman Corp.
    Daimler-Benz AG                             Sikorsky Aircraft Corporation
    Fiat S. P. A.                               TRW Inc.
    Ford Motor Company                          United Technologies Corporation
    General Motors Corp.                        Vickers P.L.C.
    Honda Motor Co., Ltd.
    Isuzu Motors Limited                        ELECTRONICS
    Jaguar Motor Cars Ltd.
    Kia Motors Corp.                            AT&T Corp.
    Mazda Motor Corporation                     Fuji Photo Film Co., Ltd.
    Mitsubishi Motors Corp.                     Fujitsu, Ltd.
    Nissan Motor Co. Ltd.                       Hitachi, Ltd.
    Regie Nationale des Usines Renault          Minolta Camera Co. Ltd.
    Rover Group P.L.C.                          Mitsubishi Electric Corp.
    Saab Automobile, AB                         Motorola, Inc.
    Suzuki Motor Corporation                    Samsung Electronics Co., Ltd.
    Toyota Motor Corp.                          Sanyo Electric Co., Ltd.
    Volkswagen AG                               Toshiba Corporation

    AUTOMOBILE                                  BIOMECHANICAL
    SUPPLIERS                                   Failure Analysis Associates
    AlliedSignal Inc.                           Howmedica, Inc.
    Borg-Warner Automotive, Inc.                Johnson & Johnson
    Bridgestone/Firestone, Inc.
    Cummins Engine Company, Inc.                GENERAL MACHINERY
    Eaton Corporation
    The Goodyear Tire & Rubber Company          Caterpillar
    Michelin Corp.                              Deere & Company
    New Venture Gear, Inc.                      General Electric Company
    Rockwell International Corp.                Komatsu
    United Technologies Corporation             Owens-Corning Company
                                                Whirlpool Corporation

                                                AUTOMOBILE RACING
                                                Benetton Formula One
                                                McLaren International Ltd.
                                                Penske Cars Limited
                                                Williams Grand Prix Engineering Ltd.

SALES AND MARKETING


     The Company markets its products through direct sales in North America and in Europe, approximately 15 value-added resellers throughout North America, a group of international distributors in over 20 countries and through reselling alliances with certain integrated mechanical CAD/CAM/CAE software vendors. The Company conducts sales activities from its headquarters in Ann Arbor, Michigan, sales offices in Atlanta, Chicago, Cincinnati, Los Angeles and Londonderry, New Hampshire as well as its six European subsidiaries' offices in England, France, Germany, Italy (two offices) and Sweden. The Company employs engineers and technically proficient salespersons capable of serving the technology needs of current and prospective customers' engineering, design and manufacturing staffs.



     The Company has formed strategic alliances with several leading hardware vendors, including Hewlett-Packard, Silicon Graphics and Sun Microsystems. Through these strategic alliances, the Company and the vendor participate in various projects which enhance both the visibility and acceptance of the Company's products, such as joint presentations to customers and the trade press, joint advertising and promotion, conference presentations and displays and, in certain instances, product development.



     The Company also has alliances with vendors of complementary computer-aided engineering technology, such as ANSYS, Inc., Integrated Systems, Inc., The MacNeal-Schwendler Corporation and The Mathworks, Inc. These relationships entail collaborative development to support interfaces between the software products of the Company and each partner, as well as cooperative marketing and selling activity. By working with these vendors, the Company seeks to satisfy the needs of its customers across a wide range of computer-aided engineering applications. The Company and its partners jointly participate in joint promotional activities, trade shows, user conferences, customer presentations and customer proposals.



     The Company has also formed OEM relationships with several CAE/CAD/CAM companies, including Applicon, Inc., Bentley Systems, Inc., Computervision Corporation, Electronic Data Systems Corporation (Unigraphics Division), Intergraph Corporation, The MacNeal-Schwendler Corporation and Structural Dynamics Research Corporation. Through these alliances, the Company collaborates with its partners to develop and support embedded, add-on software modules for each CAD environment. These CAD-embedded modules enable CAD users to model and simulate mechanical systems and interface with the Company's full ADAMS product line.



     The Company has agreements with several of these companies although the Company has minimal obligations under these agreements. The Company believes that strategic alliances are important to its long-term success and intends to continue to pursue such alliances in the future.


     In Asia, the Company primarily markets its products and services through contractual relationships with distributors in Japan, Singapore, Korea, Taiwan, India and China. The Company's largest distributor, ISI-Dentsu, is located in Japan and accounted for approximately 29.4%, 20.7%, 19.3% and 21.3%, or $4.4 million, $3.4 million, $4.1 million and $1.3 million, of total revenue in 1993, 1994, 1995 and for the three months ended March 31, 1996, respectively. The Company's non-exclusive distribution agreement with ISI-Dentsu extends through December 31, 1996 and is automatically renewed on a year-to-year basis unless terminated by written notice by either party not less than 180 days' prior to expiration of the term. ISI-Dentsu is currently the only distributor of the Company's products in Japan.

     International revenue (i.e., revenue from sales outside of North America) represented approximately 53.1%, 54.4%, 62.7% and 65.3% of the Company's total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company expects that international sales will continue to account for a significant portion of its total revenue in future periods. The Company intends to continue to expand its operations outside of the United States, which will require significant management attention and financial resources. International operations are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and taxes, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, compliance with applicable export licensing requirements and other trade barriers and political and economic instability. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in the Company's results of operations. The Company does not currently engage in hedging transactions. In addition, if for any reason exchange or price controls or other restrictions on foreign currencies were imposed, the Company's business, financial condition and results of operations could be materially adversely affected. The Company generally prices its products in Europe and Japan in local currencies and in U.S. dollars in other countries. Currency exchange fluctuations in countries in which the Company licenses its products in U.S. dollars could have a material adverse effect on the Company's business, financial condition and results of operations by resulting in pricing that is not competitive with products priced in local currencies. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. Because the Company's software products are used by manufacturers to design systems and are not embedded in manufacturers' products, the Company does not currently intend to qualify under ISO 9000. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international operations and sales and, consequently, on the Company's business, financial condition and results of operations. See "Risk
Factors -- International Sales and Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RESEARCH AND DEVELOPMENT

     The Company's success depends in large part upon its ability to enhance current products and to develop and introduce new products on a timely and cost-effective basis. The Company's current software development efforts are focused on developing additional products and services to complement its core competencies of developing, marketing and supporting mechanical system modeling and simulation software packages. The Company's product development efforts also emphasize enhancement, integration and extensibility of its virtual prototyping software.

     The Company has historically released one new version of its software to its customers per year and intends to continue such releases. The Company also provides periodic releases to its OEM software partners. As part of this release process, the Company continually communicates with its customers and partners and solicits comments for improved ease of use and general customer satisfaction.

     The Company's software developers work as a team with the Company's sales, marketing and consulting personnel to achieve a robust, high-quality product line.

     The Company also sponsors and maintains a network of academic and commercial research affiliates to promote recognition and commercialization of applicable emerging technology. Some of the technology areas currently under exploration include: kinematics, elastodynamics, numerical methods, design sensitivity, design-of-experiments, optimization, symbolic computing, advance graphics and visualization, user interfaces, tire dynamics, biomechanics, ergonomics, controls design and hydraulics.

     As of March 31, 1996, the Company's research and development group consisted of 37 full-time employees. During 1993, 1994, 1995 and the three months ended March 31, 1996, the Company's research and development expenses were approximately $2.1 million, $2.4 million, $2.9 million and $886,000, respectively. The Company anticipates that it will commit substantial resources to research and development in the future.

     The virtual prototyping industry is characterized by rapid technological changes, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Consequently, to maintain its competitive position, the Company must enhance its existing software products and develop and introduce new products on a timely basis. In addition, in order to maintain and broaden the market for its software products, the Company must support a variety of computer systems and graphics devices. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that such new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Risk Factors -- Dependence on New Products; Rapid Technological Change" and "-- Competition."

COMPETITION

     The markets for the Company's products and services are highly competitive and subject to rapid change. The Company believes the principal competitive factors in this market are product quality, ease of use, quality of support, performance and price, functionality and features, ease of integration with customers' design processes, strategic alliances and vendor and product reputation. In general, the Company's current competition comes from two sources: other virtual prototyping software vendors, including PTC, and the internal software development groups of its current or potential customers. Many companies have their own software development groups that historically have developed their own software design tools. This has required the Company and other vendors to compete against these internal groups to sell their products into these companies. A number of the Company's competitors have longer operating histories, greater financial, technical, sales, marketing and other resources, greater name recognition, more extensive distribution and sales networks and a larger, more established customer base. Among the Company's current and potential competitors are also a number of large hardware and software companies that may develop or acquire products that compete with the Company's products. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not have a material adverse effect the Company's business, financial condition and results of operations. See "Risk Factors -- Competition."

PROPRIETARY RIGHTS

     The Company's success depends in large part upon its proprietary software technology. The Company currently relies on trade secret, copyright and trademark laws, and license agreements with all of its customers to protect its proprietary rights in its software products. The Company also ships its software with either an encoded password scheme or a security device. The Company's software copies are locked to a specific central processing unit and contain codes that will prohibit the user from running the software after a certain date. The Company generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. The Company generally does not license or release the source code for its proprietary software to third parties. Despite these precautions, there can be no assurance that a third party will not copy or otherwise obtain and use the Company's products or technology without authorization, or develop similar or superior technology independently. The Company distributes demonstration copies of its products in North America, Europe and Japan pursuant to "shrink-wrap" licenses. There can be no assurance that such licenses are enforceable. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that its products do not infringe on the proprietary rights of third parties, and although the Company has received no communications from third parties alleging the infringement of the proprietary rights of such parties, there can be no assurance that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into costly litigation. Irrespective of the validity or the successful assertion of such claims, any such litigation could result in substantial costs and a significant diversion of management's attention and resources, and these results as well as any adverse judgment that might be rendered could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any claims or actions are asserted against the Company, the Company may choose or be required to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available upon reasonable terms or at all. See "Risk Factors -- Limitations on Protection of Intellectual Property and Proprietary Rights."

     Certain technology used by the Company's products is licensed from third parties, generally on a nonexclusive basis. The Company believes that there are alternative sources for each of the material components of technology licensed by the Company from third parties. However, the termination of any of such licenses, the failure of the third party licensors to adequately maintain or update their products, or the substantial increase in the license fee associated with such licenses, could result in delay in the Company's ability to deliver certain of its products while it seeks to implement technology offered by alternative sources and may adversely affect the Company's business, financial condition and results of operations. Any required replacement licenses could prove costly. Also, any such delay, to the extent it becomes extended or occurs at or near the end of a quarter, could result in a material adverse effect on the Company's quarterly results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on reasonable terms or at all. See "Risk Factors -- Dependence upon Third Party Licensing."

EMPLOYEES

     As of March 31, 1996, the Company had 144 employees, consisting of 42 in engineering services, 45 in sales and marketing, 37 in research and development and 20 in general and administrative capacities. Of these, 93 are located at the Company's headquarters in Ann Arbor, Michigan, 12 are located at the Company's offices in Atlanta, Chicago, Cincinnati, Los Angeles, Londonderry, New Hampshire and Phoenix and 39 are located at the Company's European subsidiaries. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

     The Company's success depends in large part upon the continued service of its key technical and senior management personnel. The Company's success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified personnel in the future. If the Company is unable to hire the necessary technical personnel, the development of new products could be impaired. The Company's inability to attract, assimilate or retain personnel in the future on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Key Personnel; Management of Expanding Operations."

FACILITIES

     The Company occupies approximately 36,000 square feet of space at its headquarters in Ann Arbor, Michigan under a lease expiring in 1999 (subject to the Company's right to extend the lease for one successive term of five years). The Company also leases sales offices in Chicago, Cincinnati, Los Angeles, Londonderry, New Hampshire, France, Sweden, England, Germany and Italy. The Company believes that its existing facilities are adequate for its current needs and that suitable additional space will be available as needed.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company are listed below. Directors are elected by the shareholders to staggered three year terms subject to the provisions of the Company's Bylaws.

               NAME                   AGE                            POSITION
- ----------------------------------    ---     ------------------------------------------------------
Michael E. Korybalski.............    49      President, Chief Executive Officer and Chairman of the
                                              Board
Robert R. Ryan....................    38      Executive Vice President and Chief Operating Officer
James E. Vincke...................    40      Vice President and Chief Financial Officer
John C. Angell....................    47      Vice President, Chief Technical Fellow and Director
James D. Price....................    41      Vice President -- Marketing
Patrick Ryan Turner...............    37      Vice President -- Product Development
H. Allan Larkin...................    50      Vice President -- North American Sales
Raymond J. Gaynor.................    47      Managing Director, Asia-Pacific Operations
Michael Hoffmann..................    39      Managing Director, European Operations
Herbert S. Amster(1)(2)...........    61      Director
Joseph F. Gloudeman(2)............    60      Director
David E. Cole(1)..................    58      Director
Mitchell I. Quain.................    44      Director

- ---------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Michael E. Korybalski, a co-founder of MDI, has served as President, Chief Executive Officer and as a member of the Board of Directors of the Company since 1984. From 1977 to 1984, Mr. Korybalski served as Vice President and General Manager of the Company. From 1973 to 1977, he was employed as a product engineer with Ford Motor Company. Mr. Korybalski holds B.S.E. and M.S.E. degrees in mechanical engineering, as well as an M.B.A., from the University of Michigan.

     Robert R. Ryan has served as the Company's Executive Vice President and Chief Operating Officer since 1991. From 1988 through 1991, Dr. Ryan served as the Company's Vice President of Product Development. Dr. Ryan was an Assistant Professor at the University of Michigan from 1986 to 1988, and was a project engineer at Structural Dynamics Research Corporation, a design software company from 1981 to 1983. He holds a B.S. from the University of Cincinnati and a M.S. and Ph.D. in applied mechanics from Stanford University.

     James E. Vincke has served as a Vice President and as Chief Financial Officer of the Company since February 1989 and has served in various positions with the Company since 1979. Mr. Vincke holds B.S.E. and M.S.E. degrees in mechanical engineering, as well as an M.B.A., from the University of Michigan.

     John C. Angell, a co-founder of MDI, has served as a Vice President and as Chief Technical Fellow of the Company since 1977. Mr. Angell holds B.S.E. and M.S.E. degrees in mechanical engineering from the University of Michigan.


     James D. Price has served as Vice President -- Marketing of the Company since 1988. Mr. Price was a Manager of Marketing at NEC Information Systems, a computer company, from 1987 to 1988 and a Director of Third Party Marketing at Computervision Corporation, a design software company, from 1983 to 1987. He holds a B.A. from Oberlin College and an M.B.A. from Stanford University.


     Patrick Ryan Turner has served as Vice President -- Product Development of the Company since 1993. From 1989 to 1993, Mr. Turner was employed by the Company as the Manager of the Preview Group and, more recently, the Director of Interface Products. Mr. Turner holds a B.S. in Mechanical Engineering from

Michigan Technological University and a M.S. in Mechanical Engineering from the Massachusetts Institute of Technology.

     H. Allan Larkin has served as the Company's Vice President -- North American Sales since 1994. From 1978 through 1994, Mr. Larkin was an employee at Schlumberger Technologies, Inc., a design software company (now Applicon, Inc.), most recently serving as regional director of sales.

     Raymond J. Gaynor has served as the Company's Managing Director, Asia/Pacific Operations since 1995. From 1989 through 1995, Mr. Gaynor served as the Company's Director of International Sales. From 1983 through 1988, he was an employee at Schlumberger Technologies, Inc. (now Applicon, Inc.) serving as Manager of Major Accounts Marketing and as Product Marketing Manager.

     Michael Hoffmann has served as the Company's Managing Director, European Operations since 1994. From 1993 through 1994, Dr. Hoffmann served as Managing Director of TEDAS Mechanical Systems GmbH, a shareholder of the Company. From 1991 through 1992, he served as Technical Director of TEDAS GmbH. Dr. Hoffmann holds bachelor and doctorate degrees in civil engineering from the Technological University of Darmstadt.

     Herbert S. Amster has served as a member of the Company's Board of Directors since 1990. He is now an independent management consultant. Mr. Amster was Chairman of the Board and Chief Executive Officer of Irwin Magnetic Systems, Inc., a manufacturer of minicartridge tape drives, from 1985 through 1989; Senior Vice President Corporate Development, and a director, of Cipher Data Products Incorporated, from 1989 through 1990; and Senior Vice President Corporate Development, of Archive Corporation, since 1990. He is currently also a director of Jacobson Stores, Inc., TriMas Corporation and First of America Bank -- Michigan.

     Joseph F. Gloudeman has served as a member of the Company's Board of Directors since 1993. Dr. Gloudeman has served as President of Gloudeman Consulting, a high-tech consulting firm, since 1992; as Chairman of the Board, since 1992, and President, USA Operations, since 1994, of R.O.S.E. Informatik GmbH, a German software company; as President and Chief Executive Officer of MacNeal Schwendler Corporation; and as Vice President, Marketing for CRAY Research-Supercomputer, in 1992.

     David E. Cole has served as a member of the Company's Board of Directors since 1995. Dr. Cole has served as the President of Applied Theory Inc., an automotive consulting firm since 1979, as Director of the Office for the Study of Automotive Transportation, University of Michigan Transportation Research Institute, since 1978 and as an Associate Professor of Mechanical Engineering and Applied Mechanics at the University of Michigan since 1971. He is currently also a director of APX International and Thyssen U.S., a subsidiary of Thyssen AG.

     Mitchell I. Quain has served as a member of the Company's Board of Directors since 1996. He has been employed at Schroder Wertheim & Company, an investment banking company, since 1975 where he currently serves as Managing Director, Head of Equity Capital Markets. Mr. Quain is also a director of Allied Products Corporation and Strategic Distribution.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee, currently composed of Mr. Amster and Dr. Gloudeman, makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's Employee Stock Purchase Plan and the Company's 1996 Stock Incentive Plan for Key Employees. The Audit Committee, currently composed of Mr. Amster and Dr. Cole, makes recommendations to the Board of Directors concerning the appointment of independent auditors and reviews the Company's accounting principles, policies and reporting practices, aids management in the establishment and supervision of the Company's financial controls, discusses the Company's financial controls with the independent auditors and reviews the scope and results of audits and other accounting-related services and fees.

DIRECTOR COMPENSATION

     Each non-employee member of the Company's Board of Directors is paid $1,000 per month and reimbursed for out-of-pocket expenses incurred in attending Board meetings. Each non-employee director is also eligible to receive annual stock option awards for 5,000 shares of the Company's Common Stock under the Company's Non-Employee Director Stock Option Plan. See "Management -- Stock Incentive Plans."

CLASSIFIED BOARD OF DIRECTORS

     The Company's Restated Articles and Restated Bylaws provide that there are three classes of directors and that directors will serve three-year terms, with approximately one-third of the Board of Directors standing for election each year. Class I is composed of Mr. Korybalski and Mr. Quain whose terms expire at the annual meeting of shareholders in 1997; Class II is composed of Mr. Angell and Dr. Cole whose terms expire at the annual meeting of shareholders in 1998; and Class III is composed of Mr. Amster and Dr. Gloudeman whose terms expire at the annual meeting of shareholders in 1999. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of shareholders for a full three-year term. Directors may be removed with cause by vote of the holders of a majority of the shares of the Company's stock entitled to vote at an election of directors. Approval by at least 80% of the outstanding shares of the Company's voting stock is required to amend or repeal this provision.

     With a classified Board of Directors, it will generally take the shareholders two annual meetings to elect a majority of the Board of Directors. As a result, the classified Board of Directors may discourage attempts to acquire significant minority interests in the Company because these provisions could operate to prevent other people from obtaining control of the Board of Directors in a relatively short period of time. For the same reasons, the classified Board of Directors may also deter tender offers or other takeover attempts which some or a majority of holders of shares of the Common Stock may deem to be in their best interests. See "Risk Factors--Effect of Certain Anti-Takeover Provisions."

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Restated Articles generally limit the personal liability of directors for monetary damages for breaches of fiduciary duty. If a director were to breach such duty in performing his or her duties as a director, neither the Company nor its shareholders could recover monetary damages from the director, and the only course of action available to the Company's shareholders would be to seek equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent claims against directors are limited to equitable remedies, the provision in the Restated Articles may reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their fiduciary duty. In addition, the Company's Restated Articles generally limit the personal liability of directors for monetary damages for breaches of fiduciary duty. The Company also maintains directors' and officers' liability insurance providing coverage in the amount of $5 million. The Company also has agreements with its directors providing for indemnification and advancement of expenses.

     The Company's Restated Bylaws generally provide that the Company will indemnify its and its subsidiaries' directors and officers to the fullest extent authorized or permitted under the MBCA and that the Company will make advancements of expenses at the request of a director or officer.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation of the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers whose total annual salary and bonus in 1995 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE
                        FOR YEAR ENDED DECEMBER 31, 1995

                                                                       ANNUAL COMPENSATION
                                                            ------------------------------------------
                                                                                         ALL OTHER
               NAME AND PRINCIPAL POSITION                  SALARY ($)   BONUS ($)   COMPENSATION ($)*
- ----------------------------------------------------------  ----------   ---------   -----------------
Michael E. Korybalski.....................................    158,000      57,916          3,678
  President and Chief Executive Officer
Robert R. Ryan............................................    135,000      35,368          2,565
  Executive Vice President and Chief Operating Officer
James D. Price............................................     85,000      80,959          2,107
  Vice President -- Marketing
H. Allan Larkin...........................................     95,000      54,224          2,779
  Vice President -- North American Sales
Patrick Ryan Turner.......................................     90,000      37,058          2,485
  Vice President -- Product Development

- ---------------
* Consists of matching contributions by the Company under the Company's 401(k) plan and life insurance premiums paid by the Company for the benefit of the named executive officer. The amounts representing 401(k) plan contributions are $2,310 for Mr. Korybalski, $2,141 for Dr. Ryan, $1,522 for Mr. Price, $1,657 for Mr. Larkin and $1,690 for Mr. Turner. The amounts representing life insurance premiums are $1,368 for Mr. Korybalski, $424 for Dr. Ryan, $585 for Mr. Price, $1,122 for Mr. Larkin and $795 for Mr. Turner.

OPTION GRANTS

     There were no grants of stock options by the Company in 1995 to any of the individuals named in the Summary Compensation Table.

YEAR-END OPTION TABLE

     The following table sets forth information regarding stock options exercised during 1995 and stock options held as of December 31, 1995 by the individuals named in the Summary Compensation Table:

                      AGGREGATED OPTION EXERCISES IN 1995
                           AND YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                          SHARES                         UNDERLYING UNEXERCISED                IN-THE-MONEY
                        ACQUIRED ON                            OPTIONS AT                       OPTIONS AT
                         EXERCISE         VALUE             DECEMBER 31, 1995               DECEMBER 31, 1995
         NAME               (#)      REALIZED ($)(1)  EXERCISABLE/UNEXERCISABLE (#)  EXERCISABLE/UNEXERCISABLE ($)(2)
- ----------------------- -----------  ---------------  -----------------------------  --------------------------------
Michael E.
  Korybalski...........        --             --                    --/--                            --/--
Robert R. Ryan.........        --             --                    --/--                            --/--
James D. Price.........        --             --                    --/--                            --/--
H. Allan Larkin........     7,500         10,125                15,000/--                       131,325/--
Patrick Ryan Turner....    11,250          3,825                11,250/--                        98,494/--

- ---------------
(1) "Value Realized" represents the fair market value of the underlying securities on the exercise date minus the aggregate exercise price of such options.

(2) Calculated on the basis of the fair market value of the underlying securities at December 31, 1995 of $9.00 per share, minus the aggregate exercise price.

STOCK INCENTIVE PLANS

  Mechanical Dynamics, Inc. 1995 Amended and Restated Stock Purchase Plan

     The Company's 1995 Amended and Restated Stock Purchase Plan (the "1995 Plan") was originally adopted by the Board of Directors in 1983. A total of 1,312,500 shares of Common Stock have been reserved for issuance under the 1995 Plan. As of March 31, 1996, there were 15,000 shares subject to options under the 1995 Plan, which options expire in 1996 and 1997. The purchase price of such shares is $0.25 per share. The 1995 Plan was terminated by the Board of Directors in March 1996.

  Mechanical Dynamics, Inc. 1993 Stock Option Plan

     The Company's 1993 Stock Option Plan (the "1993 Plan") was adopted by the Board of Directors in 1983. A total of 187,500 shares of Common Stock have been reserved for issuance under the 1993 Plan. As of March 31, 1996, there were approximately 61,671 shares subject to options under the 1993 Plan, which options expire in April 1998. The exercise price per share of such options is $0.93. The 1993 Plan was terminated by the Board of Directors in March 1996.

  Mechanical Dynamics, Inc. Employee Stock Purchase Plan

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in March 1996. A total of 300,000 shares of Common Stock are reserved for issuance under the Purchase Plan. The Purchase Plan provides that the Company will sell shares to employees who elect to participate in the Purchase Plan (the "Participants") at a price equal to 85% of the lesser of the fair market value of the Common Stock on (i) the first trading day of an offering period (a "Purchase Period") or (ii) the last trading day of such Purchase Period. The first Purchase Period will commence on the effective date of the Offering, and will end on December 31, 1996. Thereafter, each Purchase Period will be three months in length and will begin on January 1, April 1, July 1 and October 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Code.

     If a Participant ceases to be an employee of the Company for any reason during a Purchase Period, his or her outstanding purchase right will immediately terminate, and all sums previously collected from such Participant during such Purchase Period under the terminated purchase right will be refunded. A Participant may withdraw from the Purchase Plan by filing a form electing to withdraw prior to 15 days before the beginning of the next Purchase Period.

     The Purchase Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the commencement and termination date of the offering of Common Stock under the Purchase Plan and is authorized, among other things, to interpret the terms of the Purchase Plan, establish and revoke rules for the administration of the Purchase Plan and correct or reconcile any defect or inconsistency in the Plan. The Compensation Committee may terminate or amend the Purchase Plan at any time; provided, however, such termination or amendment may not affect or change purchase rights previously granted under the Purchase Plan without the consent of the affected Participant, and any amendment that materially increases the benefits or number of shares under the Purchase Plan (except for certain allowable adjustments in the event of changes to the Company's capital structure or for changes authorized by the Purchase Plan to be made by the Compensation Committee or the Plan Administrator) or materially modifies the eligibility requirements of the Purchase Plan is subject to shareholder approval. If not sooner terminated by the Compensation Committee, the Purchase Plan will terminate at the time purchase rights have been exercised with respect to all shares of Common Stock reserved for grant under the Purchase Plan.

  1996 Stock Incentive Plan For Key Employees

     The Company's Board of Directors adopted the 1996 Stock Incentive Plan For Key Employees (the "Stock Option Plan") in March 1996. Under the Stock Option Plan, options will be granted or restricted stock will be awarded for the purpose of attracting and motivating key employees of the Company. The Stock Option Plan will be administered by the Compensation Committee of the Board of Directors. A total of

450,000 shares of Common Stock are reserved for issuance under the Stock Option Plan. The Stock Option Plan provides for (i) the grant of "incentive stock options" within the meaning of Section 422 of the Code, (ii) the grant of "nonqualified stock options" (options which do not meet the requirements of Section 422), and (iii) the award of restricted stock, which grants or awards may be made to key employees of the Company. The Compensation Committee will determine which key employees will be granted options or awarded restricted stock, the number of options granted or shares awarded and other terms and conditions applicable to each grant or award.

     The Board of Directors may amend or revise the terms of the Stock Option Plan; provided, however, without the approval or ratification of the shareholders the Board may not (i) increase the maximum number of shares subject to the Stock Option Plan, (ii) increase the maximum number of shares for which any participant may be granted options or awards under the Stock Option Plan,
(iii) change the class of persons eligible to be participants, or (iv) materially increase the benefits of any participant. In addition, without the consent of the holder thereof, no amendment or revision alter or impair any option or award previously granted or awarded under the Stock Option Plan.

     Under the terms of the Stock Option Plan, the exercise price of an incentive stock option will be not less than the fair market value of the Common Stock at the time of the grant (or not less than 110% of the fair market value if the optionee owns more than 10% of the total combined voting stock of the Company or any parent or subsidiary of the Company (a "10% Holder") at the time of grant). The exercise price of nonqualified options will not be less than 75% of the fair market value of the stock on the date the option is granted. If an optionholder ceases to be an employee for any reason other than death or disability, the Compensation Committee may, in its discretion, permit the exercise of such options for a period not to exceed three months following the termination of employment. The Compensation Committee may, in its discretion, permit the exercise of nonqualified options held by a terminated optionholder for a period not to extend beyond the expiration date of such nonqualified option. No option under the Stock Option Plan may be exercised more than ten years after its date of grant. In the case of an incentive option granted to a 10% Holder, such option will expire not more than five years after its date of grant.

     Restricted stock awarded under the Stock Option Plan typically will be subject to vesting and unvested shares awarded to a participant will be forfeited and transferred back to the Company if the participant ceases to be employed by the Company for any reason other than death or permanent disability. If the participant is terminated by action of the Company without cause or by agreement of the Company and the participant, the Compensation Committee may, at its discretion, release some or all of the shares from the restrictions. If a participant ceases to be an employee of the Company because of death or permanent disability, the restrictions will lapse with respect to such shares, unless otherwise determined by the Compensation Committee.


     In April 1996, 43 employees of the Company were granted options to purchase an aggregate of 82,500 shares of the Company's Common Stock. These options all become fully exercisable in April 1997 at $9.00 per share and expire in April 2001.


  Non-Employee Director Stock Option Plan


     The Company's Board of Directors adopted the Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") in March 1996. The Director Stock Option Plan provides for the grant of "nonqualified" options to purchase shares of Common Stock. In April 1996, all four non-employee directors on the Company's Board of Directors were each granted an option to purchase 5,000 shares of Common Stock of the Company at an exercise price equal to the per share price to the public in connection with this Offering. These options become fully exercisable one year from the date of grant, April 1997, and expire in April 2001. Immediately following each annual meeting of shareholders of the Company, each non-employee director who has served as a director for at least six months will automatically be granted an option to purchase 5,000 shares of Common Stock of the Company. Upon appointment to the Board of Directors, each newly-appointed non-employee director will receive an option to purchase 5,000 shares of Common Stock of the Company. A total of 100,000 shares of Common Stock are reserved for issuance under the Director Stock Option Plan.

     The exercise price of any option will be equal to the market price of the Common Stock at the time of grant. Each option, if not sooner terminated as provided in the Director Stock Option Plan, will have a five-year term from the date of grant and will vest and become exercisable in full on the first anniversary of the date of grant. Options granted under the Plan are generally not transferable during the holder's lifetime, but are transferable at death by will or by the laws of descent and distribution. Upon the death of an optionholder, all options granted to such optionholder will immediately vest and will terminate twelve months thereafter. If an optionholder ceases his or her service as a director of the Company due to disability, all options granted to such optionholder will immediately vest and will terminate 90 days thereafter. Upon an optionholder ceasing his or her service as a director for any other reason, such options will terminate 90 days thereafter.

     The Director Stock Option Plan provides that in the event of a change in control of the Company (defined as any person or other entity which becomes the beneficial owner, directly or indirectly, of more than 50% of the total combined voting power of all classes of capital stock of the Company entitled to vote for the election of directors of the Company), all outstanding options under the Director Stock Option Plan will become immediately vested and exercisable.

  Mechanical Dynamics, Inc. 401(k) Plan and Trust

     The Company maintains a 401(k) plan covering substantially all of its employees. Under the plan, the Company provides matching contributions equal to 25% of qualified employee contributions up to a maximum of 1.5% of each employee's eligible compensation. In 1993, 1994 and 1995, the Company contributed $47,000, $59,000 and $71,000, respectively, to the plan. Beginning in January 1996, the Company will match 40% of qualified employee contributions up to a maximum of 2.4% of eligible compensation.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with several of its executive officers.

     Michael E. Korybalski entered into an employment agreement with the Company dated as of April 1, 1994, and amended as of March 1, 1995 and as of March 1, 1996. The agreement provides that Mr. Korybalski will serve as the Company's President and Chief Executive Officer until March 31, 1999, at which point the employment agreement can be extended at the option of the Company for an additional three-year term. Mr. Korybalski's base salary under the agreement for 1995 was $158,000. Mr. Korybalski's employment may be terminated by the Company with or without cause. Mr. Korybalski's base salary is determined by the Board of Directors on an annual basis. In the event the Board chooses to change his duties or directs him to relocate, or if he is terminated without cause, Mr. Korybalski would then be entitled to his base salary, bonus and benefits for a period equal to the longer of the remaining term of the agreement or one year from the date of his resignation. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of the Company in accordance with the Company's employee policies and procedures. In the event of a change of control, the agreement is automatically extended through a date three years from the effective date of such change in control. In the event Mr. Korybalski is terminated in connection with a change in control, then the Company will pay severance benefits under the same formula as in the event of termination without cause. During the term of the agreement, and for a period of two years thereafter, Mr. Korybalski will be subject to noncompetition and nonsolicitation restrictions.

     The Company's Executive Vice President and Chief Operating Officer, Robert
R. Ryan, entered into an employment agreement with the Company dated as of April 1, 1994, as amended March 1, 1995 and as of March 1, 1996, pursuant to which he will serve in such capacities until March 31, 1998, at which point the employment agreement can be extended at the option of the Company for an additional two-year term. Dr. Ryan's base salary under the agreement for 1995 was $135,000. Dr. Ryan's base salary is determined by the Board of Directors on an annual basis. Dr. Ryan's employment may be terminated by the Company with or without cause. In the event the Board chooses to change his duties or directs him to relocate, or if he is terminated without cause, Dr. Ryan would then be entitled to his base salary, bonus and benefits for a period equal to the longer of the remaining term of the agreement or one year from the date of his resignation. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of the Company in accordance with the Company's employee policies and procedures. In the event of a change of control, the agreement is automatically extended through a date three years from the effective date of such change in control. In the event Dr. Ryan is terminated in connection with a change in control, then the Company will pay severance benefits under the same formula as in the event of termination without cause. During the term of the agreement, and for a period of two years thereafter, Dr. Ryan will be subject to noncompetition and nonsolicitation restrictions.

     James D. Price, the Company's Vice President -- Marketing, H. Allan Larkin, the Company's Vice President -- North American Sales and Patrick Ryan Turner, the Company's Vice President -- Product Development, have entered into employment agreements with the Company as of April 1, 1994, as amended as of March 1, 1995 and as of March 1, 1996. While the 1995 base salaries of Mr. Price, Mr. Larkin and Mr. Turner were $85,000, $95,000 and $90,000, respectively, and each employee's bonus (based on the Company's operating results and/or individual performance) varied, all of the other material terms of their employment agreements with the Company were identical. These agreements each terminate March 31, 1997, can be extended at the option of the Company and provide that the employee may be terminated with or without cause. In the event the employee is terminated without cause, the employee is entitled to his salary, all fringe benefits and pro rata bonus, if applicable, in effect at the date of the employee's termination, for a period equal to the greater of six months from the date of termination or the remaining term of his agreement. In the event the employee is discharged for cause, or if the employee voluntarily resigns or retires, then the employee is entitled to receive only such payments and/or benefits as would be provided to other employees of the Company under similar circumstances. Upon a change in control, each agreement will automatically be extended through a date one year from the effective date of such change of control. During the terms of these agreements, and for a period of two years thereafter, each of the employees will be subject to noncompensation and nonsolicitation restrictions.

                              CERTAIN TRANSACTIONS

     For a description of the compensation of certain officers of the Company, employment agreements between certain officers and the Company and the eligibility of the Company's officers and directors to participate in the Company's employee benefit plans, see "Management -- Executive Compensation," "-- Director Compensation" and "-- Stock Incentive Plans."

     For a description of limitations of liability applicable to the Company's officers and directors and indemnification arrangements, see
"Management -- Limitation of Liability and Indemnification."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the shares of Common Stock of the Company as of the date of this Prospectus, and as adjusted to reflect the sale of the shares offered hereby,
(i) by each of the executive officers of the Company, (ii) by each of the Company's directors, (iii) by each person who is known by the Company to own beneficially more than 5% of the shares of Common Stock, (iv) by all executive officers and directors, as a group, and (v) by all other Selling Shareholders:


                                           SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                              HELD PRIOR TO                            HELD AFTER
                                               OFFERING(1)           SHARES            OFFERING(1)
                                         -----------------------      BEING      -----------------------
       NAME OF BENEFICIAL OWNER           NUMBER         PERCENT     OFFERED      NUMBER         PERCENT
- ---------------------------------------  ---------       -------   -----------   ---------       -------
EXECUTIVE OFFICERS AND DIRECTORS:
Michael E. Korybalski..................    976,785         25.2       94,663       882,122         16.4
John C. Angell.........................    431,040         11.1       43,000       388,040          7.2
Robert R. Ryan.........................    236,250          6.1       20,000       216,250          4.0
James D. Price.........................    210,000          5.4       21,000       189,000          3.5
James E. Vincke........................    191,897(2)       4.9        9,000       182,897          3.4
Patrick R. Turner......................     78,000          2.0           --        78,000          1.4
Herbert S. Amster......................     75,930          2.0           --        75,930          1.4
Mitchell I. Quain......................     68,592(3)       1.6           --        68,592          1.3
Joseph F. Gloudeman....................     38,430(4)         *           --        38,430            *
H. Allan Larkin........................     22,500(5)         *           --        22,500            *
David E. Cole..........................     12,000            *           --        12,000            *
All directors and executive officers as
  a group (11 persons).................  2,341,424         59.9      187,663     2,153,761         39.8
OTHER SELLING SHAREHOLDERS:
Doris Angell...........................    408,750         10.5      408,750            --           --
Rajiv Rampalli.........................    129,997(6)       3.3       13,000       116,997          2.2
James Silverman........................     98,194(7)       2.5        1,000        97,194          1.8
James McConville.......................     91,561(8)       2.4        9,000        82,561          1.5
Onset BIDCO............................     81,060          2.1       81,060            --           --
Tedas GmbH.............................     75,649          1.9       75,649            --           --
Mark Palmieri..........................     69,040          1.8       10,000        59,040          1.1
Howard Wikel...........................     58,030          1.5       58,030            --           --
Raymond Gaynor.........................     40,719          1.0        3,000        37,719            *
Leanne Chaka...........................     32,085            *        8,000        24,085            *
James Molnar...........................     21,208            *        2,000        19,208            *
Sandra Reich...........................     15,525            *        8,000         7,525            *
Steven Harris..........................      7,314            *        1,000         6,314            *
Gary Gatien............................      3,000            *          500         2,500            *
Janet Adkins...........................      2,925            *        2,925            --           --
Dolores Hayes..........................      2,283            *        1,000         1,283            *
Tonia Voss.............................      1,362            *        1,362            --           --
Allen Schuerholz.......................      1,023            *        1,023            --           --
David and Toni Voss....................      1,023            *          800           223            *
Henry Vincke (9).......................      1,000            *          600           400            *
Bruce Hudd.............................      1,000            *          400           600            *
Michael Bartels........................        238            *          238            --           --


- ---------------
  *  Represents less than one percent.


                                              (footnotes continued on next page)

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days of the date of this Prospectus, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Each individual listed in the above table can be contacted c/o Mechanical Dynamics, Inc., 2301 Commonwealth Blvd., Ann Arbor, Michigan 48105.

 (2) Includes 21,937 shares subject to options exercisable within 60 days of the date of this Prospectus.


 (3) Includes 68,592 shares held by trusts of which Mr. Quain holds voting power as the trustee.


 (4) Includes 20,430 shares held by a trust of which Dr. Gloudeman holds voting power as the trustee.

 (5) Includes 7,500 shares subject to options exercisable within 60 days of the date of this Prospectus.

 (6) Includes 9,997 shares subject to options exercisable within 60 days of the date of this Prospectus.

 (7) Includes 19,500 shares subject to options exercisable within 60 days of the date of this Prospectus.


 (8) Includes 10,237 shares subject to options exercisable within 60 days of the date of this Prospectus.



 (9) Henry Vincke is the father of James E. Vincke; however, James E. Vincke disclaims any beneficial ownership of Henry Vincke's shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the closing of this Offering, the authorized capital stock of the Company will consist of 15,000,000 shares of Common Stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share. The following description of the capital stock of the Company does not purport to be complete or to give full effect to Michigan statutory or common law and is, in all respects, qualified by reference to the applicable provisions of the MBCA and the Company's Restated Articles and Restated Bylaws.

COMMON STOCK

     As of March 31, 1996, there were 3,879,637 shares of Common Stock outstanding held of record by approximately 94 shareholders. Holders of shares of Common Stock have no preemptive, redemption, conversion or sinking fund rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of holders of shares of Common Stock and do not have any cumulative voting rights. In the event of a liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company, subject to prior liquidation rights of any outstanding shares of preferred stock. The outstanding shares of Common Stock are, and the shares offered by the Company hereby when issued will be, fully paid and nonassessable. Additional authorized but unissued shares of Common Stock may be issued by the Board of Directors of the Company without the approval of the shareholders. Holders of shares of Common Stock participate ratably in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available for such purposes, subject to the rights of any outstanding shares of preferred stock. See "Dividend Policy." The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of holders of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors is permitted to issue 1,000,000 authorized shares of preferred stock without shareholder approval in one or more series and to fix the designations, preferences, powers and relative, participating, optional or other rights and restrictions thereof, including without limitation, the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, to fix the number of shares constituting any such series and to increase and decrease the number of shares of such series. The Company has no present plans to issue any preferred shares.

ANTITAKEOVER LEGISLATION AND PROVISIONS OF THE ARTICLES AND BYLAWS

     Chapters 7A and 7B of the MBCA may affect attempts to acquire control of a company. In general, under Chapter 7A, "Business Combinations" (defined to include, among other transactions, certain mergers, substantial sales of assets or securities and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "Interested Shareholder" (generally defined as a direct or indirect beneficial owner of 10% or more of the voting power of the corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the Interested Shareholder, its affiliates and associates. These requirements do not apply, however, where the Interested Shareholder satisfies certain price, form of consideration and other requirements and at least five years have elapsed after the person involved became an Interested Shareholder. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified Interested Shareholders.

     Generally, under Chapter 7B, an entity that acquires "Control Shares" of a company may vote the Control Shares on any matter only if a majority of all shares, and of all shares that are not "Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. In general, "Interested Shares" are shares owned by employee-directors of the company, its officers or the entity making the "Control Share Acquisition." "Control Shares" are shares that, when added to those already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority of such voting power. If Control Shares acquired in a Control Share Acquisition are accorded full voting rights and the acquiror of such Control Shares has acquired a majority of all voting power of the company, Chapter 7B would afford special dissenters' rights to the company shareholders other than the acquiring person, unless otherwise provided in the articles of incorporation or bylaws before the Control Share Acquisition occurs. The effect of the statute is to condition the acquisition of voting control of the company on the approval of a majority of the pre-existing disinterested shareholders. The board of directors has the option of choosing to amend the company's bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to the company.

     Certain provisions of the Company's Restated Articles and Restated Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company through either a tender offer or a proxy contest for the election of directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Restated Articles and the Restated Bylaws contain provisions which (i) classify the Board of Directors into three classes as nearly equal in numbers as possible, and provide that each director will serve for three years with directors in only one class being elected each year, and (ii) permit the Board of Directors to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the number of shares, and the voting powers and all other rights and preferences of any such series, without any further vote or action by the Company's shareholders. The approval by at least 80% of the outstanding shares of the Company's voting stock is required to amend or repeal the provision in the Restated Articles for the classified Board of Directors. In addition, the Company's Restated Bylaws provide that: (i) special meetings of shareholders may be called by the Chief Executive Officer, the Board of Directors or a majority of the shareholders entitled to vote at the meeting; and
(ii) directors may be removed only with cause, by a vote of the holders of a majority of the shares entitled to vote at an election of directors. All of the above-described provisions may have the effect of delaying or preventing a change of control, which could adversely affect the market price of the Company's Common Stock. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Securities Transfer, Inc.

LISTING

     The Company has applied to list the Common Stock on The Nasdaq National Market under the trading symbol "MDII."

                     COMMON STOCK ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has not been any public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after the Offering. Sales of substantial amounts of Common Stock in the public market after the Offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities.


     After the Offering, the Company will have outstanding 5,379,637 shares of Common Stock. Of these shares, the 2,375,000 shares offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.



     The remaining 3,004,637 shares of Common Stock outstanding upon completion of the Offering will be "restricted securities" as that term is defined in Rule 144 ("Restricted Securities"). The Restricted Securities were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.



     Pursuant to certain "lock-up" agreements, all of the executive officers, directors and certain shareholders of the Company, who collectively hold an aggregate of approximately 2,746,816 shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this Prospectus. The Company has also entered into an agreement with the representatives of the Underwriters that it will not offer, sell or otherwise dispose of Common Stock for a period of 180 from the date of this Prospectus, other than pursuant to existing stock option plans.



     As a result of these securities law restrictions and lock-up agreements, the following Restricted Securities will be eligible for sale in the public market following this Offering: (i) 6,000 shares will become saleable immediately following the Offering pursuant to Rule 144(k); (ii) 118,426 shares commencing on the date 90 days after the date of this Prospectus; (iii) 2,746,816 shares commencing on the date 180 days after the date of this Prospectus; and (iv) 133,395 shares will become saleable, subject to various restrictions under Rule 144, beginning June 1997.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Securities for at least two years (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 54,000 shares immediately after the Offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner who is not an affiliate of the Company) is entitled to sell such shares without complying with the manner of sale, public information, column limitation or notice provisions of Rule 144. Certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144.

     As of March 31, 1996, options to purchase a total of 76,671 shares of Common Stock were outstanding under the Company's stock option plans. All of such shares are subject to lock-up agreements for a period of 180 days from the date of this Prospectus. In March 1996, the Board of Directors adopted, subject to shareholder approval, the Purchase Plan, the Stock Option Plan and the Director Stock Option Plan, under which an aggregate of 850,000 additional shares have been reserved.

     The Company intends to file after the effective date of the Offering one or more registration statements on Form S-8 to register the 850,000 shares of Common Stock reserved for issuance under the Purchase Plan, the Stock Option and the Director Stock Option Plan as well as the 76,761 shares subject to options under the Company's 1995 Amended and Restated Stock Purchase Plan and the 1993 Stock Option Plan. Such registration statements will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of the respective registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by the Company.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below, for which Wessels, Arnold & Henderson, L.L.C., and SoundView Financial Group, Inc. are acting as Representatives (the "Representatives"), have severally agreed to purchase 2,375,000 shares of Common Stock from the Company in the amounts set forth opposite their names:



                                                                                 NUMBER
                                       NAME                                     OF SHARES
    --------------------------------------------------------------------------  ---------
    Wessels, Arnold & Henderson, L.L.C. ......................................
    SoundView Financial Group, Inc. ..........................................
                                                                                ---------
              Total...........................................................  2,375,000
                                                                                =========


     The Underwriters are obligated to take and pay for all of such shares if any are taken. The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
to selected dealers a concession of not more than $          per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $          per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the effective date of this Prospectus, to purchase up to a maximum of 356,250 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportions as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.


     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters, and the Underwriters will indemnify the Company and the Selling Shareholders, against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the indemnified party may be required to make in respect thereof.

     The executive officers, directors and certain shareholders of the Company have agreed not to directly or indirectly offer, sell, offer to sell, contract to sell, grant an option to purchase, assign, encumber, transfer, grant a security interest in, or otherwise dispose of any of their shares of Common Stock, or any securities convertible into or exchangeable for any shares of Common Stock, for a period of 180 days after the effective date of this Prospectus without the prior written consent of Wessels, Arnold & Henderson, L.L.C., except for bona fide gifts to donees who agree to be bound by such agreement. The Company has agreed not to issue, sell, offer to sell, contract to sell, grant options to purchase or otherwise dispose of any of the Company's equity securities, or any other securities convertible into or exchangeable with its Common Stock or other equity security, for a period of 180 days after the effective date of this Prospectus without the prior written consent of Wessels, Arnold & Henderson, L.L.C.; provided that the Company may, without such consent,
(i) issue shares of its Common Stock upon the exercise of options granted under its employee and director stock option plans and (ii) grant options under its employee and director stock option plans upon terms and in amounts consistent with past practice. See "Common Stock Eligible for Future Sale and
"Management -- Stock Incentive Plans."

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price was determined by negotiations among the Company and the Representatives. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1995, and the consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated by their report with respect thereto, and are included in or incorporated by reference herein in reliance on the authority of said firm as experts in accounting and auditing. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for income taxes as explained in Note 4 to Notes to Consolidated Financial Statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), in Washington, D.C., a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. Statements made in the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                                 LEGAL MATTERS

     The legality of the shares offered hereby is being passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan, counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS (AUDITED):
  Report of Independent Public Accountants...........................................    F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995.......................    F-3
  Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and
     1995............................................................................    F-4
  Consolidated Statements of Shareholders' Equity (Deficit) for the Years Ended
     December 31, 1993, 1994 and 1995................................................    F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993,
     1994 and 1995...................................................................    F-6
  Notes to Consolidated Financial Statements.........................................    F-7
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
  Condensed Consolidated Balance Sheets as of December 31, 1995 and March 31, 1996...   F-16
  Condensed Consolidated Statements of Income for the Three Months Ended March 31,
     1995 and 1996...................................................................   F-17
  Condensed Consolidated Statements of Cash Flows for the Three Months Ended March
     31, 1995 and 1996...............................................................   F-18
  Notes to Condensed Consolidated Financial Statements...............................   F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Mechanical Dynamics, Inc.:

     We have audited the accompanying consolidated balance sheets of MECHANICAL DYNAMICS, INC. (a Michigan corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mechanical Dynamics, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial statements, effective January 1, 1993 the Company changed its method of accounting for income taxes.


ARTHUR ANDERSEN LLP



Detroit, Michigan


March 12, 1996, except with respect to


the matters discussed in Notes 5 and 8 as to


which the date is April 23, 1996

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1994 AND 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                  ASSETS                                      1994       1995
                                  ------                                     ------     ------
Current assets:
  Cash.....................................................................  $  817     $1,141
  Accounts receivable......................................................   3,175      4,423
  Prepaid and deferred expenses............................................     781        936
                                                                             ------     ------
          Total current assets.............................................   4,773      6,500
                                                                             ------     ------
Net property and equipment.................................................   1,104      1,268
                                                                             ------     ------
Total other assets.........................................................   1,457      1,570
                                                                             ------     ------
                                                                             $7,334     $9,338
                                                                             ======     ======
                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
                ----------------------------------------------
Current liabilities:
  Current portion of long-term debt........................................  $  470     $ --
  Borrowings under line of credit..........................................     800         82
  Accounts payable.........................................................     708        620
  Accrued expenses.........................................................   1,090      2,777
  Deferred revenue.........................................................   3,073      3,666
                                                                             ------     ------
          Total current liabilities........................................   6,141      7,145
                                                                             ------     ------
Long-term debt, less current portion above.................................      79       --
                                                                             ------     ------
Redeemable common stock:
  Class A common stock warrants............................................     332       --
  107,329 shares of redeemable Class A common stock........................     859        859
                                                                             ------     ------
          Total redeemable common stock....................................   1,191        859
                                                                             ------     ------
Shareholders' equity (deficit):
  Convertible preferred stock, $.002 par value, 1,000,000 shares
     authorized, 354,932 shares issued and outstanding.....................     265        265
  Class A common stock, $.004 par value, 10,000,000 shares authorized,
     2,006,625 and 2,027,625 shares issued and outstanding in 1994 and
     1995, respectively....................................................       5          6
  Class B common stock, $.004 par value, 5,000,000 shares authorized,
     1,134,390 and 1,167,615 shares issued and outstanding in 1994 and
     1995, respectively....................................................       3          3
  Class A common stock warrants............................................     332        449
  Additional paid-in capital...............................................      --        114
  Retained earnings (deficit)..............................................    (671)       475
  Subscriptions receivable.................................................     (28)       (10)
  Cumulative translation adjustment........................................      17         32
                                                                             ------     ------
          Total shareholders' equity (deficit).............................     (77)     1,334
                                                                             ------     ------
                                                                             $7,334     $9,338
                                                                             ======     ======


 The accompanying notes are an integral part of these consolidated statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              1993          1994          1995
                                                            ---------     ---------     ---------
Revenue:
  Software licenses.......................................  $  10,394     $   9,478     $  12,338
  Services................................................      4,480         6,789         8,918
                                                            ---------     ---------     ---------
          Total revenue...................................     14,874        16,267        21,256
                                                            ---------     ---------     ---------
Cost of revenue:
  Software licenses.......................................        142           570           728
  Services................................................      2,538         3,838         5,194
                                                            ---------     ---------     ---------
          Total cost of revenue...........................      2,680         4,408         5,922
                                                            ---------     ---------     ---------
Gross profit..............................................     12,194        11,859        15,334
                                                            ---------     ---------     ---------
Operating expenses:
  Sales and marketing.....................................      6,523         6,465         8,118
  Research and development................................      2,107         2,442         2,940
  General and administrative..............................      1,760         2,317         2,610
                                                            ---------     ---------     ---------
          Total operating expenses........................     10,390        11,224        13,668
                                                            ---------     ---------     ---------
Operating income..........................................      1,804           635         1,666
                                                            ---------     ---------     ---------
Other income (expense)....................................       (115)           27             9
                                                            ---------     ---------     ---------
Income before income taxes and cumulative effect of
  accounting change.......................................      1,689           662         1,675
Provision for income taxes................................        496           212           294
                                                            ---------     ---------     ---------
Income before cumulative effect of accounting change......      1,193           450         1,381
Cumulative effect of change in accounting for income
  taxes...................................................        161        --            --
                                                            ---------     ---------     ---------
Net income................................................  $   1,354     $     450     $   1,381
                                                            =========     =========     =========
        CALCULATION OF NET INCOME (LOSS) PER SHARE
- ----------------------------------------------------------
Net income................................................  $   1,354     $     450     $   1,381
  Accretion of value of warrants..........................     --               664           234
                                                            ---------     ---------     ---------
Net income (loss) available to common shareholders........  $   1,354     $    (214)    $   1,147
                                                            =========     =========     =========
Pro forma net income (loss) per common share before
  cumulative effect of accounting change..................  $     .33     $    (.06)    $     .30
Pro forma per common share effect of change in accounting
  for income taxes........................................        .05        --            --
Pro forma net income (loss) per common share..............  $     .38     $    (.06)    $     .30
                                                            =========     =========     =========
Pro forma weighted average common and common equivalent
  shares..................................................  3,576,414     3,694,439     3,849,824
                                                            =========     =========     =========

 The accompanying notes are an integral part of these consolidated statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                              CONVERTIBLE  CLASS   CLASS
                               PREFERRED     A       B       CLASS A     ADDITIONAL  RETAINED                 CUMULATIVE
                              STOCK UNDER  COMMON  COMMON  COMMON STOCK   PAID-IN    EARNINGS  SUBSCRIPTIONS  TRANSLATION
                              PUT OPTION   STOCK   STOCK     WARRANTS     CAPITAL    (DEFICIT)  RECEIVABLE    ADJUSTMENT   TOTAL
                              -----------  ------  ------  ------------  ----------  --------  -------------  -----------  ------
Balance at December 31,
 1992........................    $ 265       $5      $3      $ --            $ 50     $(1,912)      $ (38)        $--       (1,627)
  Net income.................       --       --      --        --              --       1,354          --          --        1,354
  Issuance of 86,625 shares
    of Class A common
    stock....................       --       --      --        --              37          --          --          --           37
  Issuance of 77,250 and
    repurchase of 68,250
    shares of Class B common
    stock....................       --       --      --        --              (1)         --          (3)         --           (4)
  Collections on
    subscriptions
    receivable...............       --       --      --        --              --          --           4          --            4
                                 -----       --      --      ----            ----     -------       -----         ---       ------
Balance at December 31,
  1993.......................      265        5       3        --              86        (558)        (37)         --         (236)
  Net income.................       --       --      --        --              --         450          --          --          450
  Issuance of 84,450 and
    repurchase of 1,935
    shares of Class B common
    stock....................       --       --      --        --              15          --          (3)         --           12
  Accretion of value of
    warrants.................       --       --      --       332            (101)       (563)         --          --         (332)
  Collections on
    subscriptions
    receivable...............       --       --      --        --              --          --          12          --           12
  Foreign currency
    translation adjustment...       --       --      --        --              --          --          --          17           17
                                 -----       --      --      ----            ----     -------       -----         ---       ------
Balance at December 31,
  1994.......................      265        5       3       332              --        (671)        (28)         17          (77)
  Net income.................       --       --      --        --              --       1,381          --          --        1,381
  Issuance of 21,000 shares
    of Class A common
    stock....................       --        1      --        --              15          --          --          --           16
  Issuance of 45,000 and
    repurchase of 11,775
    shares of Class B common
    stock....................       --       --      --        --              15          (1)         (2)         --           12
  Accretion of value of
    warrants.................       --       --      --       117              --        (234)         --          --         (117)
  Compensation related to
    stock purchase plan
    issuances................       --       --      --        --              84          --          --          --           84
  Collections on
    subscriptions
    receivable...............       --       --      --        --              --          --          20          --           20
  Foreign currency
    translation adjustment...       --       --      --        --              --          --          --          15           15
                                 -----       --      --      ----            ----     -------       -----         ---       ------
Balance at December 31,
  1995.......................    $ 265       $6      $3      $449            $114     $   475       $ (10)        $32       $1,334
                                 =====       ==      ==      ====            ====     =======       =====         ===       ======

 The accompanying notes are an integral part of these consolidated statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                           1993        1994        1995
                                                                          -------     -------     -------
Cash flows from operating activities:
  Net income............................................................  $ 1,354     $   450     $ 1,381
  Adjustments to reconcile net income to net cash provided by operating activities --
    Depreciation and amortization.......................................      148         453         567
    Provision for deferred income taxes.................................      131         (90)        (95)
    Cumulative effect of change in accounting for income taxes..........     (161)      --          --
    (Gain) loss on disposal of assets...................................        7          (4)        (28)
    Changes in assets and liabilities, net of effect of acquisition --
      Prepaid and deferred expenses.....................................     (120)        992        (188)
      Accounts receivable...............................................   (1,140)        856      (1,304)
      Other assets......................................................      (15)         25        (102)
      Accounts payable..................................................      132        (363)        (76)
      Accrued expenses..................................................      657        (371)      1,311
      Deferred revenue..................................................     (309)     (1,009)        650
                                                                          --------    --------    --------
         Net cash provided by operating activities......................      684         939       2,116
                                                                          --------    --------    --------
Cash flows from investing activities:
  Acquisition of foreign subsidiaries, net of cash acquired.............    --            300       --
  Proceeds from sale of property and equipment..........................    --             14         269
  Purchases of property and equipment...................................      (30)       (324)       (819)
                                                                          --------    --------    --------
         Net cash used in investing activities..........................      (30)        (10)       (550)
                                                                          --------    --------    --------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit agreements.............      115         401        (738)
  Proceeds from issuance of common stock................................       33          12          28
  Proceeds from collections on subscriptions receivable.................        4          12          20
  Payments of long-term debt............................................     (765)       (575)       (528)
                                                                          --------    --------    --------
         Net cash used in financing activities..........................     (613)       (150)     (1,218)
                                                                          --------    --------    --------
Effect of exchange rate changes on cash.................................    --            (22)        (24)
                                                                          --------    --------    --------
Net increase in cash....................................................       41         757         324
Cash at beginning of year...............................................       19          60         817
                                                                          --------    --------    --------
Cash at end of year.....................................................  $    60     $   817     $ 1,141
                                                                          ========    ========    ========
Supplemental disclosures of cash flow information --
  Cash paid during the year for --
    Interest............................................................  $   120     $    73     $    59
                                                                          ========    ========    ========
    Income taxes........................................................  $   240     $   298     $   413
                                                                          ========    ========    ========
Supplemental schedule of noncash investing and financing activities:
  Acquisition of foreign subsidiaries, with purchase price consisting of the following:
    Cash paid...........................................................  $           $   448     $ --
    Notes payable issued................................................    --            526       --
    Class A common stock issued under put option........................    --            859       --
                                                                          --------    --------    --------
         Total fair value of acquisition................................  $ --        $ 1,833     $ --
                                                                          ========    ========    ========
  Equipment acquired under capital lease................................  $ --        $   292     $ --
                                                                          ========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Mechanical Dynamics, Inc. (the "Company") and its subsidiaries develop, market and support virtual prototyping software and provide consulting, training, and maintenance services to the automotive, general machinery, construction equipment, aerospace, defense and other industries on a worldwide basis.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Foreign Currency

     The financial statements of international subsidiaries are translated using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in other income and expense.

  Revenue

     Software licenses revenue consists primarily of license fees for the Company's software products and, to a much lesser extent, license fees from other companies' software products licensed through the Company's European subsidiaries. Revenue under paid-up software licensing agreements, including licenses generated through distributors, is recognized when a customer contract is fully executed and the software is delivered. Revenue under annual software licensing arrangements is deferred and amortized over the terms of the agreements. In either instance, revenue is recognized only when no significant remaining obligations to the customer exist.

     Services revenue consists of revenue from software maintenance agreements as well as consulting, training and funded research and development. Revenue related to advance payments received under software maintenance agreements is deferred and amortized over the terms of the agreements. Revenue from other services is recognized upon performance of the service.

  Cost of Revenue

     Cost of software licenses revenue includes software royalty fees, media costs, payroll and other costs attributable to software documentation and distribution and an allocation of depreciation, utilities and other overhead expenses incurred by the Company.

     Cost of services includes payroll and overhead expenses attributable to hotline support, consulting, training and funded research and development.

  Research and Development Expenses

     Research and development expenses include all payroll costs attributable to research and development activities. Research and development expenses also include an allocation of overhead expenses incurred by the Company.

  Product Development

     Under the criteria set forth in Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic product lives and changes in software and hardware technology. Amounts that would have been capitalized under this statement after consideration of the above factors were immaterial, and therefore no software development costs have been capitalized by the Company.

  Concentration of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of accounts receivable. The Company's accounts receivable are concentrated in global automotive-related companies as well as other equipment, aerospace and defense manufacturers and the Company's international distributor network. The Company generally does not require collateral upon delivery of its products.

  Accounts Receivable

     Accounts receivable includes an allowance for doubtful accounts of $60 and $105 in 1994 and 1995, respectively.

  Property and Equipment

     Property and equipment is stated at cost. Office furniture and equipment is depreciated using accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective asset's life or the life of the related lease, generally ten years. Property and equipment consists of the following:

                                                                          1994       1995
                                                                         ------     ------
    Office furniture and equipment.....................................  $1,334     $1,851
    Leasehold improvements.............................................     707        708
                                                                         ------     ------
                                                                          2,041      2,559
    Less -- accumulated depreciation...................................     937      1,291
                                                                         ------     ------
              Net property and equipment...............................  $1,104     $1,268
                                                                         ======     ======

  Goodwill

     Included in other assets on the accompanying balance sheets is goodwill of $1,249 and $1,168 as of December 31, 1994 and 1995, respectively. Goodwill is presented net of accumulated amortization of $66 and $154 in 1994 and 1995, respectively. The Company acquired its European subsidiaries in April 1994 which accounts for a majority of the goodwill. (See Note 2.)


     Goodwill represents the unamortized cost in excess of fair value of net assets acquired and is amortized on a straight-line basis over fifteen years. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company considers the value of projected future undiscounted cash flows attributable to the acquired operations in evaluating potential impairment.


  Net Income (Loss) Per Common Share

     Net income (loss) available to common shareholders is net of an equity charge in 1994 and 1995 to accrete the redemption price of warrants outstanding during the periods.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The calculation of pro forma weighted average shares is based on the following: the daily weighted average number of shares of common stock outstanding; the dilutive effect of outstanding stock options and warrants, including any shares issued below fair market value for all periods presented; the 1.5-for-1 stock split (see Note 8); and the conversion of the preferred stock into Class A common stock for all periods.

  Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This statement is required to be adopted by the Company as of January 1, 1996. The Company believes there will be no material impact on its financial statements when adopted.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  Accounting for Stock-Based Compensation



     During 1996, the Company will adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires additional disclosures in the footnotes, on a pro forma basis, of the fair value of stock options and other stock compensation instruments issued to employees. The Company will continue to use the intrinsic value method of recognizing compensation cost prescribed in Accounting Principles Board Opinion No. 25 in the Statement of Income.


(2) ACQUISITION

     On April 1, 1994, the Company purchased certain intangible assets and software rights from one of its European distributors, and all outstanding stock of the distributor's majority-owned subsidiaries in France, Germany, Sweden, Italy and the United Kingdom. The total purchase price of $1,833 consisted of $448 in cash, $526 in notes and $859 associated with 107,329 shares of the Company's Class A common stock with redemption privileges at $8 per share. The redemption privileges are exercisable by the holders with respect to 53,665 shares between June 15, 1996 and July 14, 1996 and 53,664 shares between June 15, 1997 and July 14, 1997. The acquisition has been accounted for by the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired has been recognized as goodwill. The operating results of all acquired subsidiaries have been included in the consolidated results of operations from the date of acquisition.

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

                                                                        1993        1994
                                                                       -------     -------
    Revenue..........................................................  $16,982     $17,038
    Net income.......................................................    1,537         474
    Net income (loss) per common share...............................  $   .43     $  (.05)

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(3) FINANCING ARRANGEMENTS

     The Company has a line of credit, secured by eligible accounts receivable, which expires on April 30, 1996, with a maximum borrowing capacity of $1,500, and is subject to annual renewal. Borrowings on the line of credit bear interest at 0.75% in excess of the bank's prime rate of interest (effective rate of 9.25% at December 31, 1995). No borrowings were outstanding at December 31, 1995. The line of credit agreement also provides that the Company comply with certain restrictive covenants, including: (1) requiring the Company to maintain minimum levels of tangible net worth and (2) limiting the Company's ability to incur certain types of additional indebtedness.

     The Company's subsidiaries in Germany, Italy, Sweden and France also have line of credit and overdraft facilities that provide for aggregate borrowing availability of approximately $600, at various fixed and variable interest rates. Borrowings are collateralized by certain assets of the subsidiaries. Borrowings outstanding under these agreements were $82 at December 31, 1995. The weighted average interest rate on borrowings outstanding at December 31, 1995 was 12.5%.

     At December 31, long-term debt consisted of the following:

                                                                            1994     1995
                                                                            ----     ----
    Term notes payable to stockholders, repaid in 1995....................  $325      --
    Term notes payable, repaid in 1995....................................    91      --
    Capital lease obligations, repaid in 1995.............................   133      --
                                                                            ----     ----
                                                                             549      --
    Less -- Current portion...............................................   470      --
                                                                            ----     ----
                                                                            $ 79     $--
                                                                            ====     ====

(4) INCOME TAXES

     On January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires a change in the method of financial accounting and reporting for income taxes from the deferral method to an asset and liability approach. The cumulative effect on prior years of this change in accounting principle increased 1993 net income by $161. A summary of income before provision for income taxes and components of the provision for income taxes is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1993      1994      1995
                                                                 ------     ----     ------
    Income (loss) before provision for income taxes:
      Domestic.................................................  $1,689     $620     $1,679
      Foreign..................................................    --         42         (4)
                                                                 ------     ----     ------
                                                                 $1,689     $662     $1,675
                                                                 ======     ====     ======
    Domestic provision (benefit) for income taxes:
      Current..................................................     365      260        329
      Deferred.................................................     131      (90)       (95)
    Foreign provision for income taxes:
      Current..................................................    --         42         60
                                                                 ------     ----     ------
    Provision for income taxes.................................  $  496     $212     $  294
                                                                 ======     ====     ======

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The differences between the income tax provision calculated at the United States Federal statutory rate and the consolidated income tax provision are summarized as follows:


                                                                  YEAR ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  1993      1994     1995
                                                                  -----     ----     -----
    Federal statutory provision.................................  $ 574     $225     $ 570
    Nondeductible meals and entertainment.......................     14       25        24
    Reduction in valuation reserve due to recognition of certain
      tax credits and deferred assets...........................   (150)     (70)     (456)
    Foreign losses without tax benefit..........................   --        --         33
    Effect of differences between U.S. and foreign tax rates....   --         27        31
    Foreign withholding taxes paid, net of domestic benefit.....     58        5        92
                                                                  -----     ----     -----
    Provision for income taxes..................................  $ 496     $212     $ 294
                                                                  =====     ====     =====


     Deferred income taxes represent temporary differences in the recognition of certain items for income tax and financial reporting purposes. The components of the net deferred income tax asset are summarized as follows:


                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                           --------------
                                                                           1994      1995
                                                                           -----     ----
    Deferred tax assets:
      Tax credits........................................................  $ 504     $ 50
      Property and equipment.............................................    109      131
      Employee benefits..................................................     45       60
      Accounts receivable................................................     21       35
      Other..............................................................   --         42
                                                                           -----     -----
                                                                             679      318
    Valuation reserve....................................................   (551)     (95)
                                                                           -----     -----
    Net deferred tax asset...............................................  $ 128     $223
                                                                           =====     =====


     Income taxes have been provided on all undistributed earnings of foreign subsidiaries.


     At December 31, 1995, the Company has approximately $50 of alternative minimum tax credit carryforwards available, with no expiration. The Company has established a valuation reserve against any deferred tax assets and credits in which realization is unlikely.



(5) REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY


  Convertible Preferred Stock

     Preferred shares are convertible at any time into Class A common stock based on a formula specified in the preferred stock agreement. Such stock has a liquidating preference of approximately $0.75 per share in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company and shall be paid prior to any distributions to the holders of Class A or Class B common stock.


     Shares of convertible preferred stock also carry redemption privileges and may be redeemed at the option of such holders at approximately $0.75 per share. As a result, all shares of convertible preferred stock have been recorded in the accompanying balance sheets at the total potential redemption value. The convertible preferred stock has not legally accrued any interest or dividends.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     The Company may, at its option, redeem the outstanding shares at approximately $0.75 per share. On February 8, 1996 the Board of Directors authorized the Company to redeem the outstanding shares of convertible preferred stock. On March 11, 1996 the Company notified the preferred shareholders of its intention to redeem all outstanding shares of preferred stock. The holders of preferred shares had the right to convert such shares into shares of Class A common stock in lieu of cash redemption payments. All holders notified the Company by April 11, 1996 of their intention to convert the shares.


     Based on the formula in the agreement, each share of preferred stock is convertible into approximately 1.37 shares of Class A common stock.


  Class A Common Stock



     Holders of Class A common stock are entitled to one vote for each share so held with respect to all matters voted on by the shareholders of the corporation. Subject to the prior and superior right of Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, the holders of Class A common stock shall be entitled to receive pro rata with the holders of Class B common stock that portion of the remaining funds to be distributed.



     During 1995, the Company issued Class A common stock at prices below fair market value, based on the estimated initial public offering price of the Company's common stock. The compensation element which equated to the difference between fair market value and the issuance price was recorded by the Company in 1995, totaling $37.


  Class A Common Stock Warrants


     In March 1990, April 1991, and September 1992, 124,155, 23,280, and 14,685
nonnegotiable warrants to acquire Class A common stock of the Company, respectively, were issued and attached to the Company's subordinated debt. Upon repayment of this debt in March 1994, the warrants became exercisable through March 1996. Paid-in capital and retained earnings (deficit) have been charged to accrete the total redemption value of these warrants, which is calculated based upon a redemption price from a formula in the warrant agreements. The warrants do not accrete any additional value subsequent to December 31, 1995. The redemption price is calculated by taking the difference between the warrant exercise price of $0.75 per share and the ratio of consolidated revenue to shares of stock outstanding, adjusted for any shares issued subsequent to March 26, 1990 at prices below $0.75 per share.



     The Company was notified on March 11, 1996, that the holder of one-half of the warrants will exercise at a price of $0.75 per share. The remaining warrants will be redeemed by the Company for a cash value of $449; these warrants have been reflected as redeemable stock as of December 31, 1994 and accrued liabilities as of December 31, 1995 in the accompanying balance sheets.


  Class B Common Stock


     Shares of the Company's Class B Common Stock acquired by employees vest over time pursuant to a formula stated in the plan, which is based upon the years of service and years of ownership of the shares. Each share of Class B nonvoting common stock is convertible at the option of the holder into one share of Class A common stock upon filing of an initial public offering. The board of directors also has the right to authorize conversion to Class A common stock. In April 1996, the Company amended and restated its Articles of Incorporation to automatically convert each share of Class B Common Stock into one share of Class A Common Stock.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  1995 Amended and Restated Stock Purchase Plan


     The Company has a stock purchase plan to attract, retain and motivate key employees. Under the plan, as amended, the Board can issue shares of Class B nonvoting common stock through 1998. The price of such shares is determined by the Board when the opportunity to purchase shares is presented, but shall not be less than the book value of the stock. Prior to 1995, management determined that all issuances of stock under this plan were at prices equal to or in excess of fair market value. During 1995, the Company issued certain shares at prices below fair market value, based on the estimated initial public offering price of the Company's common stock. The compensation element which equated to the difference between fair market value and the purchase price was recorded by the Company in 1995, totaling $47. In addition, under the plan, the Board has from time to time also granted stock options to attract, retain and motivate certain key executive officers. At December 31, 1995, the maximum number of shares authorized to be offered under the plan is 1,312,500. At December 31, 1994 and 1995, outstanding shares purchased under the plan were 1,134,390 and 1,167,615, respectively. Stock option activity for this plan is summarized below:


                                                                 NUMBER OF      PRICE PER
                                                                  SHARES          SHARE
                                                                 ---------   ----------------
    Outstanding at December 31, 1992...........................   123,750         $0.16
      Granted..................................................    33,750         $0.25
      Exercised................................................   (41,250)        $0.16
      Cancelled................................................   (45,000)        $0.16
                                                                  -------
    Outstanding at December 31, 1993...........................    71,250     $0.16 -- $0.25
      Granted..................................................    30,000         $0.25
      Exercised................................................   (56,250)    $0.16 -- $0.25
                                                                  -------
    Outstanding at December 31, 1994...........................    45,000     $0.16 -- $0.25
      Exercised................................................   (18,750)        $0.16
                                                                  -------
    Outstanding at December 31, 1995...........................    26,250         $0.25
                                                                  =======

     Class B options totaling 11,250 were exercisable at December 31, 1995.

  1993 Stock Option Plan


     The Company has an incentive stock option plan to benefit certain key employees. Under the plan, options may be granted, at the discretion of the Board, over a period not to exceed ten years. Stock subject to the options is the Company's Class A, voting common stock. Options granted to any employee under the plan are limited annually to a fair market value of $100,000. The price of such options is determined by the Board when the options are granted, but shall not be less than the book value of the stock. Management determined that all options granted under this plan were at exercise prices equal to or in excess of fair market value. Stock option activity for this plan is summarized below:


                                                                      NUMBER OF     PRICE PER
                                                                       SHARES         SHARE
                                                                      ---------     ---------
    Outstanding at December 31, 1992................................   151,500        $0.53
      Granted.......................................................    61,671        $0.93
      Exercised.....................................................   (56,625)       $0.53
      Cancelled.....................................................   (94,875)       $0.53
                                                                      --------        -----
    Outstanding at December 31, 1993, 1994 and 1995.................    61,671        $0.93
                                                                      ========        =====

     All Class A options were exercisable at December 31, 1995.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(6) COMMITMENTS AND CONTINGENCIES

  Employee Benefit Plans

     The Company maintains a 401(k) plan covering substantially all of its employees. Under the plan, the Company provides matching contributions equal to 25% of qualified employee contributions up to a maximum of 1.5% of each employee's eligible compensation. In 1993, 1994 and 1995, the Company contributed $47, $59 and $71, respectively, to the plan. Beginning in January 1996, the Company will match 40% of qualified employee contributions up to a maximum of 2.4% of eligible compensation.

  Lease Commitments

     The Company and its subsidiaries lease office space and certain equipment under noncancellable operating lease agreements. Future minimum lease payments at December 31, 1995 are as follows:

    1996........................................................................  $1,734
    1997........................................................................   1,295
    1998........................................................................   1,048
    1999........................................................................     877
    2000........................................................................     554
    Thereafter..................................................................    --
                                                                                  ------
                                                                                  $5,508
                                                                                  ======

     Total lease expense amounted to $1,429, $1,701 and $1,902 in 1993, 1994 and 1995, respectively.

  Royalty Agreements

     The Company has entered into various agreements which generally provide for royalty payments by the Company based on a percentage of revenue derived through the licensing of certain software products. Royalty expense under these agreements amounted to approximately $88, $423 and $469 and in 1993, 1994 and 1995, respectively.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(7) GEOGRAPHIC OPERATIONS AND SEGMENT INFORMATION

     The following table summarizes selected financial information of the Company's operations by geographic location:


                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1993        1994        1995
                                                            -------     -------     -------
    Revenue:
      United States
         Domestic.........................................  $ 6,982     $ 7,419     $ 7,930
         Export...........................................    7,892       4,289       5,512
      Europe
         Germany..........................................    --          1,837       3,458
         Other European countries.........................    --          2,722       4,356
                                                            -------     -------     -------
              Total revenue...............................  $14,874     $16,267     $21,256
                                                            =======     =======     =======
    Operating contribution:
      United States.......................................  $ 5,801     $ 3,544     $ 4,544
      Europe
         Germany..........................................    --            503       1,056
         Other European Countries.........................    --            760       1,318
                                                            -------     -------     -------
              Total operating contribution................    5,801       4,807       6,918
    Unallocated expenses, net.............................   (4,112)     (4,145)     (5,243)
                                                            -------     -------     -------
      Income (loss) before taxes..........................  $ 1,689     $   662     $ 1,675
                                                            =======     =======     =======
    Identifiable assets:
      United States.......................................  $ 4,626     $ 4,650     $ 4,968
      Europe
         Germany..........................................    --            811       1,270
         Other European countries.........................    --          1,873       3,100
                                                            -------     -------     -------
              Total identifiable assets...................  $ 4,626     $ 7,334     $ 9,338
                                                            =======     =======     =======



     A significant portion of United States export revenue is to customers domiciled in the Asia-Pacific region.


     One customer accounted for approximately 16.1%, 13.4% and 13.2% of total revenue in the years ended December 31, 1993, 1994 and 1995, respectively.

     Unallocated expenses, net consist of general corporate expenses, internal research and product development expenses, interest expense and interest income.


(8) SUBSEQUENT EVENT



     On April 23, 1996, the shareholders approved an amendment and restatement to the Company's articles of incorporation that effects (i) a 1.5-for-1 stock split of the Company's common stock, (ii) an increase in the authorized shares of common stock to 15,000,000 shares, (iii) the conversion of all classes of common stock to no par common stock, (iv) an increase in the authorized number of preferred shares to 1,000,000, and (v) an amendment of the privileges of the preferred stock. All references in the consolidated financial statements and accompanying notes have also been adjusted to reflect the amendment and restatement of the articles of incorporation.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                               MARCH 31,     MARCH 31,
                                                                                 1996          1996
                                                              DECEMBER 31,    -----------    ---------
                          ASSETS                                  1995
- -----------------------------------------------------------   ------------    (UNAUDITED)    PRO FORMA
Current assets:
  Cash.....................................................      $1,141         $ 1,518       $ 1,518
  Accounts receivable......................................       4,423           4,201         4,201
  Prepaid and deferred expenses............................         936             977           977
                                                                 ------          ------        ------
          Total current assets.............................       6,500           6,696         6,696
                                                                 ------          ------        ------
Net property and equipment.................................       1,268           1,235         1,235
                                                                 ------          ------        ------
Total other assets.........................................       1,570           1,678         1,678
                                                                 ------          ------        ------
                                                                 $9,338         $ 9,609       $ 9,609
                                                                 ======          ======        ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Borrowings under line of credit..........................      $   82         $    94       $    94
  Accounts payable.........................................         620             560           560
  Accrued expenses.........................................       2,777           2,516         2,516
  Deferred revenue.........................................       3,666           3,804         3,804
                                                                 ------          ------        ------
          Total current liabilities........................       7,145           6,974         6,974
                                                                 ------          ------        ------
Redeemable common stock:
  107,329 shares of redeemable Class A common stock........         859             859           859
                                                                 ------          ------        ------
          Total redeemable common stock....................         859             859           859
                                                                 ------          ------        ------
Shareholders' equity:
  Convertible preferred stock, $.002 par value, 1,000,000
     shares authorized, 354,932 shares issued and
     outstanding...........................................         265             265         --
  Class A common stock, $.004 par value, 10,000,000 shares
     authorized, 2,027,625 and 2,108,685 shares issued and
     outstanding as of December 31, 1995 and March 31,
     1996, respectively....................................           6               6         --
  Class B common stock, $.004 par value, 5,000,000 shares
     authorized, 1,167,615 and 1,178,865 shares issued and
     outstanding as of December 31, 1995 and March 31,
     1996, respectively....................................           3               3         --
  Common stock, no par value, 15,000,000 shares authorized;
     3,772,308 pro forma shares outstanding................      --              --               900
  Class A common stock warrants............................         449          --             --
  Additional paid-in capital...............................         114             626         --
  Retained earnings........................................         475             846           846
  Subscriptions receivable.................................         (10)         --             --
  Cumulative translation adjustment........................          32              30            30
                                                                 ------          ------        ------
          Total shareholders' equity.......................       1,334           1,776         1,776
                                                                 ------          ------        ------
                                                                 $9,338         $ 9,609       $ 9,609
                                                                 ======          ======        ======


     See accompanying notes to condensed consolidated financial statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                             THREE MONTHS
                                                                            ENDED MARCH 31,
                                                                        -----------------------
                                                                          1995          1996
                                                                        ---------     ---------
                                                                              (UNAUDITED)
Revenue:
  Software licenses...................................................  $   2,688     $   3,841
  Services............................................................      1,957         2,207
                                                                        ---------     ---------
          Total revenue...............................................      4,645         6,048
                                                                        ---------     ---------
Cost of revenue:
  Software licenses...................................................        219           200
  Services............................................................      1,162         1,361
                                                                        ---------     ---------
          Total cost of revenue.......................................      1,381         1,561
                                                                        ---------     ---------
Gross profit..........................................................      3,264         4,487
                                                                        ---------     ---------
Operating expenses:
  Sales and marketing.................................................      1,838         2,344
  Research and development............................................        675           886
  General and administrative..........................................        557           684
                                                                        ---------     ---------
          Total operating expenses....................................      3,070         3,914
                                                                        ---------     ---------
Operating income......................................................        194           573
                                                                        ---------     ---------
Other income..........................................................          3             1
                                                                        ---------     ---------
Income before income taxes............................................        197           574
Provision for income taxes............................................         34           203
                                                                        ---------     ---------
Net income............................................................  $     163     $     371
                                                                        =========     =========
                 CALCULATION OF NET INCOME PER SHARE
- ----------------------------------------------------------------------
Net income............................................................  $     163     $     371
  Accretion of value of warrants......................................         51        --
                                                                        ---------     ---------
Net income available to common shareholders...........................  $     112     $     371
                                                                        =========     =========
Pro forma net income per common share.................................  $    0.03     $    0.10
                                                                        =========     =========
Pro forma weighted average common and common equivalent shares........  3,822,951     3,878,987
                                                                        =========     =========

     See accompanying notes to condensed consolidated financial statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               THREE MONTHS
                                                                              ENDED MARCH 31,
                                                                             -----------------
                                                                             1995        1996
                                                                             -----      ------
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income..............................................................   $ 163      $  371
  Adjustments to reconcile net income to net cash provided by operating activities --
     Depreciation and amortization........................................     148         141
     Changes in assets and liabilities
       Prepaid and deferred expenses......................................     112         (38)
       Accounts receivable................................................     378         249
       Other assets.......................................................     (49)       (129)
       Accounts payable...................................................    (256)        (79)
       Accrued expenses...................................................     (24)       (267)
       Deferred revenue...................................................     226         128
                                                                             -----      ------
          Net cash provided by operating activities.......................     698         376
                                                                             -----      ------
Cash flows from investing activities:
  Purchases of property and equipment.....................................    (131)        (84)
                                                                             -----      ------
          Net cash used in investing activities...........................    (131)        (84)
                                                                             -----      ------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit agreements...............    (598)         12
  Proceeds from issuance of common stock..................................    --            63
  Proceeds from collections on subscriptions receivable...................      16          10
  Payments of long-term debt..............................................     (76)       --
                                                                             -----      ------
          Net cash provided by (used in) financing activities.............    (658)         85
                                                                             -----      ------
Effect of exchange rate changes on cash...................................      (3)       --
                                                                             -----      ------
Net increase (decrease) in cash...........................................     (94)        377
Cash at beginning of period...............................................     817       1,141
                                                                             -----      ------
Cash at end of period.....................................................   $ 723      $1,518
                                                                             =====      ======
Supplemental disclosures of cash flow information --
  Cash paid during the period for --
     Interest.............................................................   $  19      $    6
                                                                             =====      ======
     Income taxes.........................................................   $  96      $  116
                                                                             =====      ======

     See accompanying notes to condensed consolidated financial statements.

                   MECHANICAL DYNAMICS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE (1) -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in this Registration Statement for the year ended December 31, 1995.


NOTE (2) -- PRO FORMA BALANCE SHEET



     On April 11, 1996, all holders of convertible preferred stock notified the Company of their intention to convert the preferred shares to Class A common stock. Convertible preferred stock has been charged and Class A common stock has been credited to reflect this conversion on a pro-forma basis.



     On April 23, 1996, the shareholders approved an amendment and restatement of the Company's articles of incorporation to convert all classes of common stock to no par common stock. Class A and Class B common stock have been charged and common stock, no par value, has been credited to reflect this transaction on a pro forma basis in the accompanying condensed consolidated balance sheets.

                                DOES IT MOVE?

Mechanical Dynamics is a leader        ADAMS/CAR              SELECTED
in virtual prototyping solutions        AWARDED               MECHANICAL
and has remained focused on                                   DYNAMICS
this technology since its founding    design news             AWARDS
in 1977. Today companies from
a wide range of industries rely         THE BEST              PRESIDENT'S
on Mechanical Dynamics'                 PRODUCTS              E AWARD
ADAMS(R) software to simulate            OF 1995              FOR EXCELLENCE
and test their mechanical system                              IN EXPORTING
designs before building physical
prototypes.                                                   DESIGN NEWS
                                                              THE BEST
Nearly any design engineering                                 PRODUCTS OF
team can benefit from the use of                              1995 AWARD
ADAMS. The qualifying question
is: Does it move? If the answer                               IEEE COMPUTER
is yes, it's a good bet that the                              GRAPHICS'
system can be built faster, better,                           TOP TEN SOFTWARE
and less expensively with the                                 PRODUCTS OF
help of ADAMS virtual proto-                                  1994 AWARD
typing capabilities.



ADAMS(R)                                    MAJOR               [GRAPHIC]
                                          AUTOMOBILE
                                        MANUFACTURERS
       ADAMS                            WORLDWIDE USE         MACHINE DESIGN'S
     NOT ONLY                         ADAMS, AS DO MANY       CAD/CAM
   HELPS REDUCE                           AUTOMOTIVE          LEADER AWARD
 THE TIME AND COST                        SUPPLIERS.
  OF DEVELOPMENT.
  USERS HAVE ALSO                                             MICHIGAN'S
  IMPROVED DESIGN                                             LEADING EDGE
     QUALITY.                                                 TECHNOLOGIES
                                                              AWARD



    [GRAPHIC]                  [GRAPHIC]                     [MECHANICAL
                                                               DYNAMICS
                                                                 LOGO]

[GRAPHIC]           [GRAPHIC]            [GRAPHIC]           [GRAPHIC]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................   11
Use of Proceeds.......................   11
Dividend Policy.......................   11
Capitalization........................   12
Dilution..............................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   25
Management............................   38
Certain Transactions..................   45
Principal and Selling Shareholders....   46
Description of Capital Stock..........   48
Common Stock Eligible for Future
  Sale................................   50
Underwriting..........................   52
Experts...............................   53
Additional Information................   53
Legal Matters.........................   53
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------

     UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR
NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                2,375,000 SHARES


                         MECHANICAL DYNAMICS, INC. LOGO

                                   MECHANICAL
                                 DYNAMICS, INC.

                                  COMMON STOCK


                              --------------------
                                   PROSPECTUS
                              --------------------


                          Wessels, Arnold & Henderson

                        SoundView Financial Group, Inc.

                                            , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the issuance and distribution, all of which are payable by the Registrant, are as follows:


    SEC Registration Fee......................................................  $ 10,360
    NASD Fee..................................................................     3,505
    Stock Exchange Listing Fee................................................    30,950
    Printing and Engraving Expenses...........................................   110,000
    Accounting Fees and Expenses..............................................   170,000
    Legal Fees and Expenses...................................................   250,000
    Blue Sky Fees and Expenses................................................    10,000
    Transfer Agent's Fees and Expenses........................................     7,500
    Miscellaneous Expenses....................................................   287,685
                                                                                --------
              Total...........................................................  $880,000


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VII of the Registrant's Restated Bylaws generally provides that the Registrant will indemnify its directors and officers to the fullest extent authorized or permitted under the Michigan Business Corporation Act. The Michigan Business Corporation Act authorizes a corporation, under certain circumstances, to indemnify its directors and officers (including to reimburse them for expenses incurred). Reference is made to Exhibit 3.4 to this Registration Statement for the complete text of Article VII of the Registrant's Restated Bylaws.

     The Registrant's Restated Articles of Incorporation generally limit the personal liability of directors for monetary damages for breaches of fiduciary duty. If a director were to breach such duty in performing his or her duties as a director, neither the Registrant nor its shareholders could recover monetary damages from the director, and the only course of action available to the Registrant's shareholders would be equitable remedies, such an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent claims against directors are limited to equitable remedies, the provision in the Restated Articles of Incorporation may reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their fiduciary duty.

     Under the Restated Articles of Incorporation, liability for monetary damages remains for (i) any breach of the duty of loyalty to the Registrant or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) violations of
Section 551(1) of the Michigan Business Corporation Act, (iv) any transaction from which the director derived an improper personal benefit or (v) any act or omission that occurred before the effective date of the provision of the Restated Articles of Incorporation.

     Reference is made to Exhibit 3.2 to this Registration Statement for the complete text of the Restated Articles of Incorporation of the Company.

     The Registrant also has agreed with its directors providing for indemnification and advancement of expenses. Reference is made to Exhibits 10.13 through 10.17 to this Registration Statement for the complete text of these agreements.

     Michigan corporations are also authorized to obtain insurance to protect directors and officers from certain liabilities, including liabilities against which corporations cannot indemnify their directors and officers. The Registrant expects to obtain directors' and officers' liability insurance providing aggregate coverage in the amount of $5 million prior to commencement of the Offering.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In February 1996, an officer of the Company exercised options to purchase 11,250 unregistered shares of Common Stock. These options were granted in January 1993, the exercise price of these shares was approximately $0.25 per share and the aggregate exercise price was approximately $2,756. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.

     In November 1995, the Company sold 12,000 unregistered shares of Common Stock to eight employees. The price per share was $0.90 and the aggregate offering price was approximately $17,200. These shares were issued in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In July through August 1995, the Company sold 21,000 unregistered shares of Common Stock to three directors of the Company and the Secretary of the Company. The price per share for 9,000 of such shares was $0.50; the price per share for 12,000 of such shares was $0.90; and the aggregate offering price was $15,300. These shares were issued in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In July 1995, an officer of the Company exercised options to purchase 7,500 unregistered shares of Common Stock. These options were granted in April 1994, the exercise price for these shares was approximately $0.25 per share and the aggregate exercise price was approximately $1,840. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In April through May 1995, the Company sold 18,435 unregistered shares of Common Stock to twelve employees. The price per share was $0.50 and the aggregate offering price was approximately $9,218. These shares were issued in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In December 1994 and January 1995, two officers of the Company exercised options to purchase 30,000 unregistered shares of Common Stock. These options were granted in January 1993 and July 1991, the exercise price for these shares was $0.16 and the aggregate exercise price was $4,800. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In June 1994 through July 1994, the Company sold 20,265 unregistered shares of Common Stock to fifteen employees. The price per share was approximately $0.25 and the aggregate offering price was approximately $4,965. These shares were issued in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In June 1994, an officer of the Company exercised options to purchase 7,500 unregistered shares of Common Stock. These options were granted in April 1994, the exercise price was approximately $0.25 per share and the aggregate exercise price was approximately $1,840. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.

     In June 1994, the Company sold 107,329 unregistered shares of Common Stock to eight purchasers in connection with the acquisition of the Company's European subsidiaries. These shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     In March 1994, two officers of the Company exercised options to purchase 30,000 unregistered shares of Common Stock. These options were granted in January 1993 and July 1991, the exercise price for these shares was $0.16. The aggregate exercise price was $4,800. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.


     In March 1994, the Company sold 13,500 unregistered shares of Common Stock to two employees. The price per share was approximately $0.25 and the aggregate offering price was approximately $3,308. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.

     In June 1993, the Company granted options to purchase 36,000 unregistered shares of Common Stock to nine employees. The exercise price per share was approximately $0.25 and the aggregate offering price was approximately $8,280. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.

     In May through November 1993, the Company granted options to purchase 79,125 unregistered shares of Common Stock to four employees, a director and the Secretary of the Company. The exercise price per share for 47,250 of such shares was approximately $0.53; the exercise price per share for 31,875 of such shares was approximately $0.25; and the aggregate offering price was approximately $32,852. These shares were issued by the Company in reliance upon the exemption from registration contained in Rule 701 of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     (a) Exhibits


 1        -- Form of Underwriting Agreement**
 3.1      -- Articles of Incorporation of the Company, including Certificates of Amendment to the Articles of Incorporation**
 3.2      -- Restated Articles of Incorporation**
 3.3      -- Bylaws of the Company, including First Amendment to Bylaws**
 3.4      -- Restated Bylaws of the Company**
 4.1      -- Form of Certificate for shares of Common Stock
 4.2      -- Line of Credit Loan Agreement between Society Bank, Michigan ("Society") and the
             Company dated September 8, 1995 and Master Business Loan Note by the Company in
             favor of Society in the amount of $1.5 million dated January 31, 1995, effective
             December 22, 1994**
 5        -- Opinion of Honigman Miller Schwartz and Cohn
10.1      -- Employment Agreement between the Company and Michael E. Korybalski (Korybalski"), as amended**
10.2      -- Employment Agreement between the Company and Robert R. Ryan, as amended**
10.3      -- Employment Agreement between the Company and James D. Price, as amended**
10.4      -- Employment Agreement between the Company and H. Allan Larkin, as amended**
10.5      -- Employment Agreement between the Company and Patrick R. Turner, as amended**
10.6      -- Mechanical Dynamics, Inc. 1993 Stock Option Plan**
10.7      -- Mechanical Dynamics, Inc. 1995 Amended and Restated Stock Purchase Plan**
10.8      -- Mechanical Dynamics, Inc. Employee Stock Purchase Plan**
10.9      -- Mechanical Dynamics, Inc. 1996 Stock Incentive Plan for Key Employees**
10.10     -- Mechanical Dynamics, Inc. Non-Employee Director Stock Option Plan**
10.11     -- Mechanical Dynamics, Inc. 401(k) Plan & Trust, as amended**
10.12     -- Lease between Plymouth Square and the Company dated July 12, 1989**
10.13     -- Form of Indemnification Agreement**
11        -- Statement re: computation of per share earnings**
21        -- List of Subsidiaries**

23.1      -- Consent of Arthur Andersen LLP
23.2      -- Consent of Honigman Miller Schwartz and Cohn (contained in their Opinion filed as
             Exhibit 5)
24        -- Power of Attorney for Mitchell I. Quain**


- ---------------
 *  To be filed by Amendment.

**  Previously filed.

     (b) Financial Statements Schedules
        No Financial Statements Schedules are required to be filed.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates for shares of the Common Stock in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rules 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ann Arbor, Michigan on May 5, 1996.


                                          MECHANICAL DYNAMICS, INC.


                                          By: /s/ MICHAEL E. KORYBALSKI

                                            ------------------------------------
                                            Michael E. Korybalski
                                            Its: President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  --------------------------------  --------------
              /s/ MICHAEL E. KORYBALSKI        President, Chief Executive           May 5, 1996
- ---------------------------------------------  Officer and Director (Principal
            Michael E. Korybalski              Executive Officer)

                                               Vice President-Administration        May 5, 1996
           /s/ JAMES E. VINCKE                 and Chief Financial Officer
- ---------------------------------------------  (Principal Financial and
               James E. Vincke                 Accounting Officer)

                      *                        Vice President, Chief Technical      May 5, 1996
- ---------------------------------------------  Fellow and Director
               John C. Angell

                      *                        Director                             May 5, 1996
- ---------------------------------------------
              Herbert S. Amster

                      *                        Director                             May 5, 1996
- ---------------------------------------------
             Joseph F. Gloudeman

                      *                        Director                             May 5, 1996
- ---------------------------------------------
                David E. Cole

                      *                        Director                             May 5, 1996
- ---------------------------------------------
              Mitchell I. Quain



*By: /s/ JAMES E. VINCKE

     -----------------------------------------------------
     James E. Vincke
     Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIAL PAGE
EXHIBITS                                                                               NUMBER
- ---------                                                                          ---------------
 1    --   Form of Underwriting Agreement**
 3.1  --   Articles of Incorporation of the Company, including Certificates of
           Amendment to the Articles of Incorporation**
 3.2  --   Restated Articles of Incorporation**
 3.3  --   Bylaws of the Company, including First Amendment to Bylaws**
 3.4  --   Restated Bylaws of the Company**
 4.1  --   Form of Certificate for shares of Common Stock
 4.2  --   Line of Credit Loan Agreement between Society Bank, Michigan
           ("Society") and the Company dated September 8, 1995 and Master
           Business Loan Note by the Company in favor of Society in the amount of $1.5 million dated January 31, 1995, effective December 22, 1994**
 5    --   Opinion of Honigman Miller Schwartz and Cohn
10.1  --   Employment Agreement between the Company and Michael E. Korybalski
           (Korybalski"), as amended**
10.2  --   Employment Agreement between the Company and Robert R. Ryan, as amended**
10.3  --   Employment Agreement between the Company and James D. Price, as amended**
10.4  --   Employment Agreement between the Company and H. Allan Larkin, as amended**
10.5  --   Employment Agreement between the Company and Patrick R. Turner, as amended**
10.6  --   Mechanical Dynamics, Inc. 1993 Stock Option Plan**
10.7  --   Mechanical Dynamics, Inc. 1995 Amended and Restated Stock Purchase
           Plan**
10.8  --   Mechanical Dynamics, Inc. Employee Stock Purchase Plan**
10.9  --   Mechanical Dynamics, Inc. 1996 Stock Incentive Plan for Key
           Employees**
10.10 --   Mechanical Dynamics, Inc. Non-Employee Director Stock Option Plan**
10.11 --   Mechanical Dynamics, Inc. 401(k) Plan & Trust, as amended**
10.12 --   Lease between Plymouth Square and the Company dated July 12, 1989**
10.13 --   Form of Indemnification Agreement**
11    --   Statement re: computation of per share earnings**
21    --   List of Subsidiaries**
23.1  --   Consent of Arthur Andersen LLP
23.2  --   Consent of Honigman Miller Schwartz and Cohn (contained in their
           Opinion filed as Exhibit 5)
24    --   Power of Attorney for Mitchell I. Quain**


- ---------------
 * To be filed by Amendment.

** Previously filed.

     (b) Financial Statements Schedules
         No Financial Statements Schedules are required to be filed.